Exhibit 99.1

UNDERWRITING AGREEMENT

July 10, 2020

Algonquin Power & Utilities Corp.

354 Davis Road, Suite 100

Oakville, Ontario L6J 2X1

Attention:	Mr. Arun Banskota, President

Dear Sirs and Mesdames:

Scotia Capital Inc. and CIBC World Markets Inc. (together, the "Lead Underwriters"), TD Securities Inc., BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., National Bank Financial Inc., Desjardins Securities Inc., Raymond James Ltd., Industrial Alliance Securities Inc., J.P. Morgan Securities Canada Inc. and Wells Fargo Securities Canada, Ltd. (individually, an "Underwriter" and collectively with the Lead Underwriters, the "Underwriters") understand that Algonquin Power & Utilities Corp. (the "Corporation") proposes to issue and sell 32,170,000 Common Shares (as hereinafter defined) of the Corporation (the "Firm Securities"). In addition, the Underwriters understand that the Corporation proposes to grant to the Underwriters a one-time option (the "Over-Allotment Option") to purchase additional Common Shares from the Corporation (the "Optional Securities") for the sole purpose of covering over-allotments, in an amount equal to up to 15% of the number of Firm Securities (collectively, the Firm Securities and the Optional Securities are referred to as the "Purchased Securities").

We also understand that the Corporation has filed the Base Prospectuses (as hereinafter defined) relating to the qualification for distribution of Common Shares, unsecured debt securities, subscription receipts, preferred shares of any series, warrants, share purchase contracts, share purchase or equity units and units of the Corporation and has filed: (i) with the Securities Commissions (as hereinafter defined), the preliminary prospectus supplement (in both English and French languages) relating to the offering of the Purchased Securities, which excludes certain pricing and other information that it is permitted to be excluded from such preliminary prospectus supplement (the "Canadian Preliminary Prospectus Supplement") and the July 2020 Marketing Materials (as hereinafter defined); and (ii) with the SEC (as hereinafter defined), the preliminary prospectus supplement relating to the offering of the Purchased Securities, which excludes certain pricing and other information (the "U.S. Preliminary Prospectus Supplement") and is prepared:

A.	to authorize and issue the Purchased Securities; and

B.	to prepare and file, without delay:

(i)
with the Securities Commissions in accordance with Canadian Securities Laws (as hereinafter defined), the final prospectus supplement (in both the English and French languages) relating to the offering of the Purchased Securities which includes the pricing and other information omitted from the Canadian Preliminary Prospectus Supplement (the "Canadian Prospectus Supplement"), and all necessary related documents in order to qualify the distribution of the Purchased Securities and the Over-Allotment Option in each of the Canadian Qualifying Jurisdictions (as hereinafter defined); and

(ii)
with the SEC, in accordance with the 1933 Act (as hereinafter defined) and the rules and regulations of the SEC, the final prospectus supplement relating to the offering of the Purchased Securities and the Over-Allotment Option which includes the pricing and other information omitted from the U.S. Preliminary Prospectus Supplement (the "U.S. Prospectus Supplement")

(collectively, the "Offering").

Based upon the foregoing and on the basis of the representations, warranties, covenants and agreements contained herein and subject to the terms and conditions set out below, the Corporation agrees to (i) sell to each of the Underwriters, and each of the Underwriters agrees severally (and not jointly or jointly and severally) to purchase from the Corporation, the respective percentage of the Firm Securities set forth opposite the name of such Underwriter in Section 15.1 at a purchase price of C$17.10 (the "Purchase Price") per Firm Security (for an aggregate purchase price of C$550,107,000); and (ii) in the event and to the extent the Over-Allotment Option granted to the Underwriters pursuant to this Agreement is exercised by the Underwriters, the Corporation agrees to sell to the Underwriters, and each of the Underwriters agrees severally (and not jointly or jointly and severally) to purchase from the Corporation the respective percentage of the Optional Securities set forth opposite the name of such Underwriter in Section 15.1 at the purchase price of C$17.10 per Optional Security in the manner contemplated in Article 3.

The Corporation shall pay to the Underwriters a fee (the "Commission") at the Time of Closing (as hereinafter defined) or the Option Closing Time (as hereinafter defined), as applicable, equal to 4.0% of the aggregate gross proceeds of Purchased Securities in consideration of the services to be rendered by the Underwriters in connection with such distributions, including, without limitation, acting as financial advisor to the Corporation in the preparation of documentation relating to the sale of the Purchased Securities; assisting the Corporation in connection with the preparation and finalization of the Prospectus Supplements (as hereinafter defined) and any amendments thereto; performing administrative work in connection with these matters; and all other services arising out of this Agreement.

The Purchased Securities will be offered for sale at an initial offering price not exceeding the price per security specified on the cover page of the Prospectus Supplements (as hereinafter defined), provided that after the Underwriters have made a reasonable effort to sell all of the Purchased Securities at such price, the Underwriters may subsequently reduce the offering price of the Purchased Securities from time to time in order to sell any of the Purchased Securities remaining unsold. Each agreement of the Underwriters establishing a banking, selling or other group in respect of the distribution shall contain a similar covenant by each Selling Firm (as hereinafter defined). Any such reduction in the offering price shall not affect the Purchase Price to be paid to the Corporation.

Concurrently with the execution of this Agreement, the Corporation entered into a subscription agreement with an institutional investor providing for the sale by the Corporation to certain investment funds managed by the institutional investor of 20,470,000 Common Shares (the "Concurrent Offering Shares") at a price of C$17.10 per Common Share, for total gross proceeds of C$350,037,000 (the "Concurrent Offering"). The completion of the Offering and the completion of the Concurrent Offering are not conditional on each other.

The services provided by the Underwriters in connection herewith will not be subject to the goods and services tax or harmonized sales tax provided for in the Excise Tax Act (Canada) and taxable supplies provided will be incidental to the exempt financial services provided.

The agreement resulting from the acceptance of this letter by the Corporation shall be subject to the following terms and conditions:

ARTICLE 1
DEFINITIONS

In this Agreement, in addition to the terms defined above or elsewhere in this Agreement, the following terms shall have the following meanings:

"1933 Act" means the United States Securities Act of 1933, as amended, and the rules and regulations thereunder;

"1934 Act" means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder;

"Agreement" means this agreement, dated the date hereof, by and among the Corporation and each of the Underwriters;

"Algonquin Companies" means those corporations set out on page 2 of the Annual Information Form under the heading "Significant Subsidiaries", which are owned directly or indirectly by the Corporation;

"Algonquin Entities" means, collectively, the Algonquin Companies, the Algonquin Partnerships and the Algonquin Trusts;

"Algonquin Partnerships" means those partnerships set out on page 2 of the Annual Information Form under the heading "Significant Subsidiaries", which are owned directly or indirectly by the Corporation;

"Algonquin Trusts" means those trusts set out on page 2 of the Annual Information Form under the heading "Significant Subsidiaries", which are owned directly or indirectly by the Corporation;

"Annual Information Form" means the annual information form of the Corporation dated February 27, 2020;

"Anti-Money Laundering Laws" has the meaning ascribed thereto in Section 8.1(pp) hereof;

"Applicable Securities Laws" means all Canadian Securities Laws and all applicable securities laws in the United States and the respective regulations, rules, instruments, blanket orders and blanket rulings thereunder;

"Atlantica" means Atlantica Sustainable Infrastructure plc;

"Base Prospectuses" means, collectively, the Canadian Base Prospectus and the U.S. Base Prospectus;

"Beneficiaries" has the meaning ascribed thereto in Section 2(e) of Schedule A hereto;

"Bribery Act" has the meaning ascribed thereto in Section 8.1(nn) hereof;

"Business Day" means any day, excluding Saturday, Sunday and any other day which is a legal, statutory or civic holiday or a day on which banking institutions are required by law, regulation or local proclamation to close in the City of Toronto, Province of Ontario, or the City of New York, State of New York, United States;

"Canadian Base Prospectus" means the final unallocated short form base shelf prospectus (in both the English and French languages) of the Corporation dated April 3, 2020, filed with the Securities Commissions in connection with the qualification for distribution of the Corporation's Common Shares, unsecured debt securities, subscription receipts, preferred shares of any series, warrants, share purchase contracts, share purchase or equity units and units of the Corporation in each of the Canadian Qualifying Jurisdictions and, unless the context otherwise requires, includes all documents incorporated by reference therein and all documents otherwise deemed to be incorporated by reference therein;

"Canadian Preliminary Prospectus Supplement" has the meaning ascribed thereto on the first page hereof;

"Canadian Prospectus" means, collectively, the Canadian Base Prospectus and the Canadian Prospectus Supplement, including the documents incorporated or deemed to be incorporated by reference therein but not including any prospectus supplement other than the Canadian Prospectus Supplement;

"Canadian Prospectus Supplement" has the meaning ascribed thereto on the first page hereof;

"Canadian Qualifying Jurisdictions" means each of the provinces of Canada;

"Canadian Securities Laws" means all applicable securities laws in the Canadian Qualifying Jurisdictions and the applicable rules and regulations under such laws, together with applicable published national, multilateral and local policy statements, instruments, notices, blanket orders and blanket rulings of the Securities Commissions;

"CIBC" means CIBC World Markets Inc.;

"Claim" has the meaning ascribed thereto in Section 1(a) of Schedule A hereto;

"Closing" means the completion of the purchase of the Firm Securities;

"Closing Date" means the date on which the purchase of the Firm Securities will be completed which is scheduled for July 17, 2020 or such later date as the Corporation and the Underwriters mutually agree in writing;

"Commission" has the meaning ascribed thereto on the second page hereof;

"Common Shares" means common shares of the Corporation;

"Concurrent Offering" has the meaning ascribed thereto on the second page hereof;

"Concurrent Offering Shares" has the meaning ascribed thereto on the second page hereof;

"Corporation" means Algonquin Power & Utilities Corp., a corporation incorporated under the laws of Canada;

"Corporation Additional Written Communication" has the meaning ascribed thereto in Section 8.1(d) hereof;

"COVID-19 Outbreak" has the meaning ascribed thereto in Section 8.1(uu);

"Disclosure Documents" means collectively, the U.S. Base Prospectus, the U.S. Preliminary Prospectus Supplement, and the applicable Issuer Free Writing Prospectus(es), if any;

"distribution" and "distribution to the public" have the meaning as those terms are defined in Applicable Securities Laws and the term "misrepresentation" has the meaning ascribed to it in Applicable Securities Laws;

"documents incorporated by reference" means collectively those documents incorporated by reference in the Prospectuses, including any other document prepared by the Corporation and filed with the Securities Commissions or the SEC after the date of this Agreement and before the completion of the distribution of the Purchased Securities that is of a type that is required to be incorporated by reference in the Prospectuses pursuant to NI 44- 101 or pursuant to Applicable Securities Laws of the United States, respectively;

"EDGAR" means the SEC's Electronic Data Gathering, Analysis and Retrieval System;

"Environmental Laws" means any Canadian, United States and other foreign, federal, provincial, state, local or municipal laws, statutes, codes, rules, orders, regulations and common law relating to the protection of human health and safety, the environment, natural resources or to hazardous or toxic substances or wastes, pollutants or contaminants;

"Exchange" means the Toronto Stock Exchange;

"Facilities" has the meaning ascribed thereto in Section 8.1(cc) hereof;

"FCPA" has the meaning ascribed thereto in Section 8.1(nn) hereof;

"Final Receipt" has the meaning ascribed thereto in Section 2.1(a);

"Financial Information" has the meaning ascribed thereto in Section 4.1(e)(i);

"Firm Securities" has the meaning ascribed thereto on the first page hereof;

"Indemnified Parties" and "Indemnified Party" have the meaning ascribed thereto in Section 1(a) of Schedule A hereto;

"Indemnifier" has the meaning ascribed thereto in Section 2(a) of Schedule A hereto;

"Investment Company Act" has the meaning ascribed thereto in Section 8.1(j) hereof;

"Issuer Free Writing Prospectus" means any issuer free writing prospectus as defined in Rule 433 under the 1933 Act;

"July 2020 Marketing Materials" means the written documents that constitute the Template Version (as defined in NI 41-101) of Marketing Materials that have been approved by the Corporation and Scotia and are required to be filed with the Securities Commissions or other regulatory bodies in the Canadian Qualifying Jurisdictions in accordance with NI 44-102;

"knowledge of the Corporation" means to the best of the knowledge, information and belief of Arun Banskota, David Bronicheski and Christopher Jarratt, after due inquiry;

"Lead Underwriters" has the meaning ascribed thereto on the first page hereof;

"Marketing Materials" has the meaning ascribed thereto in NI 41-101;

"Material Adverse Effect" means any change, event or effect that is or would reasonably be expected to be materially adverse to: (i) the conditions (financial or otherwise), earnings, properties, assets, business, operations or results of operations of the Corporation and its subsidiaries, taken as a whole (which, for greater certainty, includes anything that would result in the Prospectuses containing a misrepresentation within the meaning of Applicable Securities Laws), or (ii) the ability of the Corporation to perform its obligations under, and consummate the transactions contemplated by, this Agreement;

"Material Contract" has the meaning ascribed thereto in Section 8.1(hh) hereof;

"NI 41-101" means National Instrument 41-101 General Prospectus Requirements adopted by the Securities Commissions;

"NI 44-101" means National Instrument 44-101 Short Form Prospectus Distributions adopted by the Securities Commissions;

"NI 44-102" means National Instrument 44-102 Shelf Distributions adopted by the Securities Commissions;

"NI 51-102" means National Instrument 51-102 Continuous Disclosure Obligations adopted by the Securities Commissions;

"NYSE" means the New York Stock Exchange;

"Offering" has the meaning ascribed thereto on the second page hereof;

"Option Closing Date" has the meaning ascribed thereto in Section 3.1;

"Option Closing Time" has the meaning ascribed thereto in Section 3.1;

"Optional Securities" has the meaning ascribed thereto on the first page hereof;

"Over-Allotment Option" has the meaning ascribed thereto on the first page hereof;

"Passport System" means the system and procedures for prospectus filing and review under Multilateral Instrument 11-102 Passport System and National Policy 11-202 Process for Prospectus Reviews in Multiple Jurisdictions adopted by the Securities Commissions and its related memorandum of understanding;

"Permits" means all permits, consents, waivers, applications, authorizations, licences, certificates, approvals, registrations, franchises, rights, privileges and exemptions or the like issued or granted by any governmental authority or by any other third party, including, without limitation, any Permits pertaining to all applicable laws, regulations, standards, requirements, ordinances, policies, guidelines, orders, approvals, notices, directives, or parts thereof, pertaining to environmental or occupational health and safety matters;

"Permitted Free Writing Prospectus" has the meaning ascribed thereto in Section 4.3(e);

"Prospectuses" means, collectively, the Base Prospectuses and the Prospectus Supplements, including the documents incorporated or deemed to be incorporated by reference therein, and any Prospectus Amendment;

"Prospectus Amendment" means the English and French language versions (unless the context otherwise indicates) of any amendment to the Prospectuses;

"Prospectus Supplements" means, collectively, the Canadian Prospectus Supplement and the U.S. Prospectus Supplement;

"Purchase Price" has the meaning ascribed thereto on the second page hereof;

"Purchased Securities" has the meaning ascribed thereto on the first page hereof;

"Purchasers" means purchasers of Purchased Securities pursuant to the Prospectuses;

"Registration Statement" has the meaning ascribed thereto in Section 2.1(b);

"Representation Date" has the meaning ascribed thereto in Section 8.1;

"Sanctions" has the meaning ascribed thereto in Section 8.1(oo) hereof;

"Scotia" means Scotia Capital Inc.;

"SEC" means the United States Securities and Exchange Commission;

"Securities Commissions" mean, collectively, the securities commission or other securities regulatory authority in each of the Canadian Qualifying Jurisdictions;

"SEDAR" means System for Electronic Document Analysis and Retrieval;

"Selling Firms" has the meaning ascribed thereto in Section 6.1(a);

"Shelf Procedures" means the rules and procedures established pursuant to NI 44-102;

"Supplementary Material" means any Prospectus Amendment and any supplemental or additional or ancillary material, information, evidence, return, report, application, statement or document prepared and filed by the Corporation with the Securities Commissions;

"Tax Act" means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time;

"Time of Closing" means 8:00 a.m. (Toronto time) on the Closing Date;

"TMX Group" has the meaning ascribed thereto in Section 19.2;

"Underwriters" has the meaning ascribed thereto on the first page hereof;

"United States" means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia;

"U.S. Base Prospectus" has the meaning ascribed thereto in Section 2.1(b) hereof;

"U.S. Preliminary Prospectus Supplement" has the meaning ascribed thereto on the first page hereof;

"U.S. Prospectus" means, collectively, the U.S. Base Prospectus and the U.S. Prospectus Supplement; and

"U.S. Prospectus Supplement" has the meaning ascribed thereto on the first page hereof.

Terms used herein which are defined in the Prospectuses and not otherwise defined herein shall have the meaning set forth in the Prospectuses unless the context requires otherwise.

ARTICLE 2
FILING OF PROSPECTUSES AND REGISTRATION STATEMENT

2.1	The Corporation represents and warrants to and for the benefit of the Underwriters that:

(a)
it has elected to rely upon the Shelf Procedures, has prepared and filed with the Securities Commissions the Canadian Base Prospectus (in English and French) and all such other documents as are required under Canadian Securities Laws (in English and, as required, in French), utilizing the Passport System and has obtained a receipt of the Ontario Securities Commission dated April 3, 2020 in respect of the Canadian Base Prospectus, which receipt evidences that final receipts of the other Securities Commissions in each of the Canadian Qualifying Jurisdictions have been issued or deemed to be issued (the "Final Receipt").

(b)
it has prepared and filed with the SEC a registration statement on Form F-10 (File No. 333-236975), which contains a base prospectus (including the documents incorporated by reference therein, the "U.S. Base Prospectus") relating to the qualification for distribution of the Corporation's Common Shares, unsecured debt securities, subscription receipts, preferred shares of any series, warrants, share purchase contracts, share purchase or equity units and units of the Corporation in the United States. Such registration statement, including the financial statements, exhibits and schedules thereto, in the form in which it became effective under the 1933 Act, including the documents incorporated by reference therein and any information deemed to be a part thereof at the time of effectiveness, is called the "Registration Statement";

(c)	it has prepared and filed with the Securities Commissions, the Canadian Preliminary Prospectus Supplement; and

(d)	it has prepared and filed with the SEC the U.S. Preliminary Prospectus Supplement.

2.2
The Corporation shall prepare and file as soon as reasonably possible and, in any event, not later than 11:00 p.m. (Toronto time) on July 10, 2020 (or such later date and time as may be agreed to in writing by the Lead Underwriters): (i) the Canadian Prospectus Supplement and all such other documents as are required under Canadian Securities Laws (in both the English and French languages) with the Securities Commissions and otherwise fulfill all legal requirements to enable the Purchased Securities to be offered and sold to the public in each of the Canadian Qualifying Jurisdictions through the Underwriters or any other investment dealer or broker registered in the applicable Canadian Qualifying Jurisdictions; and (ii) the U.S. Prospectus Supplement with the SEC, in accordance with the 1933 Act and the rules and regulations of the SEC.

2.3
The Corporation agrees to allow the Underwriters, prior to the filing of the Prospectus Supplements, to participate fully in the preparation of the Prospectus Supplements and such other documents as may be required under Applicable Securities Laws to (a) qualify the distribution of the Purchased Securities in each of the Canadian Qualifying Jurisdictions, (b) register the Purchased Securities with the SEC, and (c) to allow the Underwriters to conduct all "due diligence" investigations which the Underwriters may reasonably require to:

(a)	fulfill the Underwriters' obligations as underwriters; and

(b)	enable the Underwriters to responsibly execute the certificate in the Canadian Prospectus Supplement required to be executed by the Underwriters.

2.4
The Corporation, subject to Section 2.5 hereof, will comply with the requirements under Applicable Securities Laws, and will promptly notify the Lead Underwriters, and confirm the notice in writing, of: (a) the effectiveness as of the date hereof and up to and including the Closing Date of any post-effective amendment to the Prospectuses or the Registration Statement or the filing of any supplement or amendment thereto; (b) any request by Securities Commission or the SEC for any amendment or supplement to the Prospectuses or the Registration Statement or for additional information; (c) the receipt of any comments from the Securities Commission or the SEC beginning as of the date hereof and up to and including the Closing Date; and (d) the issuance by the Securities Commission or the SEC of any stop order or of any order preventing or suspending the use of the Prospectuses in respect of the Purchased Securities, of any notice of objection of the SEC to the use of the form of the Registration Statement or any post-effective amendment thereto, of the suspension of the qualification of the Purchased Securities for offering or sale in the Canadian Qualifying Jurisdictions or the United States, of the initiation or threatening of any proceeding for any such purpose, or of any request by the Securities Commission or the SEC for additional information relating to the Purchased Securities. The Corporation will promptly cause: (a) each amendment or supplement to the Canadian Prospectus to be filed with the Securities Commissions as required pursuant to Canadian Securities Laws or, in the case of any document to be incorporated therein by reference, to be filed with the Securities Commissions as required pursuant to Canadian Securities Laws and within the time period prescribed; and (b) each amendment or supplement to the U.S. Prospectus to be filed with the SEC as required pursuant the 1933 Act. The Corporation will use its reasonable best efforts to prevent the issuance of any stop order and, if any stop order is issued, to obtain the lifting thereof at the earliest possible moment.

2.5
As of the date hereof and up to and including the Closing Date, the Corporation will give the Lead Underwriters notice of its intention to file or prepare any amendment to the Registration Statement, or any amendment, supplement (including any prospectus supplement) or revision to the Prospectuses or the Disclosure Documents, whether pursuant to Applicable Securities Laws, the 1933 Act, the 1934 Act or otherwise, will furnish the Lead Underwriters with copies of any such documents a reasonable amount of time prior to such proposed filing or use, as the case may be, and will not file or use any such document to which the Lead Underwriters or counsel for the Underwriters shall reasonably object, it being agreed that all references in this Agreement to information which is "contained", "included" or "stated" (or other references of like import) in the Prospectuses or the Registration Statement shall be deemed to mean and include all such information which is or is deemed to be incorporated by reference in or otherwise deemed under the Applicable Securities Laws to be a part of or included in the Prospectuses or the Registration Statement, as the case may be, as of the date hereof; and all references in this Agreement to amendments or supplements to the Registration Statement, the U.S. Base Prospectus or the U.S. Prospectus shall be deemed to mean and include the filing of any document under the 1934 Act which is deemed to be incorporated therein by reference or otherwise deemed to be a part of or included in the Registration Statement, the U.S. Base Prospectus or the U.S. Prospectus, as the case may be after the date hereof.

ARTICLE 3
OVER-ALLOTMENT OPTION

3.1
The Corporation hereby grants to the Underwriters, in the respective percentages set out in Section 15.1 of this Agreement, the Over-Allotment Option to purchase up to an additional 4,825,500 Optional Securities, being 15% of the number of Firm Securities at a purchase price per Optional Security equal to the Purchase Price. The Over-Allotment Option may be exercised in whole or in part on one occasion prior to its expiry in accordance with the provisions of this Agreement. Delivery of and payment for any Optional Security will be made electronically at the time (the "Option Closing Time") on the date set out in the written notice of the Lead Underwriters referred to below (the "Option Closing Date") which may occur on the Closing Date but will in no event occur earlier than the Closing Date, nor earlier than two Business Days or later than five Business Days after the date upon which the Corporation receives written notice from the Lead Underwriters on behalf of the Underwriters, setting out the number of Optional Securities to be purchased by the Underwriters, which notice must be received by the Corporation not later than 5:00 p.m. (Toronto time) on the date that is thirty (30) days after the Closing Date. Upon the furnishing of the notice, the Underwriters will severally (and not jointly or jointly and severally) be committed to purchase, in the respective percentages set out in Section 15.1 of this Agreement, and the Corporation will be committed to issue and sell in accordance with and subject to the provisions of this Agreement the number of Optional Securities indicated in the notice. Optional Securities may be purchased by the Underwriters only for the purpose of satisfying over-allotments made in connection with the distribution of the Firm Securities and for market stabilization purposes permitted pursuant to Applicable Securities Laws. The Corporation agrees that the number of Optional Securities to be issued upon exercise of the Over-Allotment Option shall be adjusted for any stock splits, consolidations or other changes to the Common Shares after the Closing Date, if any.

ARTICLE 4
DELIVERY OF THE PROSPECTUS SUPPLEMENTS AND RELATED DOCUMENTS

4.1	The Corporation shall deliver or cause to be delivered to the Underwriters and the Underwriters' counsel the documents set out below at the respective times indicated:

(a)
on the date hereof, copies of (i) the Canadian Base Prospectus, in the English and French languages, as filed with the Securities Commissions and copies of all documents or information incorporated by reference therein and (ii) the Registration Statement as originally filed and each amendment thereto, including all exhibits and consents filed therewith and documents incorporated by reference therein, in each case which have not previously been delivered to the Underwriters or are not otherwise available on SEDAR or EDGAR, as applicable;

(b)	prior to or contemporaneously, as nearly as practicable, with the filing with the Securities Commissions or the SEC of the Prospectus Supplements:

(i)	copies of the Canadian Prospectus Supplement in the English and French languages, signed as required by Canadian Securities Laws;

(ii)	copies of the U.S. Prospectus Supplement; and

(iii)	copies of any documents incorporated by reference therein which have not previously been delivered to the Underwriters or are not otherwise available on SEDAR or EDGAR, as applicable;

(c)
as soon as they are available and during the period of distribution of the Purchased Securities, copies of the English and French language versions, as applicable, of any Prospectus Amendment to the Canadian Prospectus Supplement required to be filed under Applicable Securities Laws, signed as required by Canadian Securities Laws;

(d)
as soon as they are available and during the period of distribution of the Purchased Securities, copies of any documents incorporated by reference in, or exhibits to, the Canadian Prospectus, the U.S. Prospectus any Prospectus Amendment or any amendment to any of them which have not been previously delivered to the Underwriters or are not otherwise available on SEDAR or EDGAR;

(e)	at the time of delivery of the French language version of the Canadian Prospectus Supplement to the Underwriters pursuant to this Section 4.1:

(i)
an opinion of Ernst & Young LLP, Toronto, Ontario, the auditors of the Corporation, dated the date of the Canadian Prospectus Supplement, and acceptable in form and substance to the Underwriters, acting reasonably, that the French language version of the financial statements and notes thereto of the Corporation and the related auditors' report contained in the Canadian Prospectus, and the French language version of financial information contained in the Canadian Prospectus, which is derived from such consolidated financial statements and notes thereto (collectively, the "Financial Information"), including information relating to Atlantica as referenced therein, is, in all material respects, a complete and accurate translation of the English language version thereof;

(ii)
an opinion of counsel for the Corporation in the Province of Québec, acceptable to the Underwriters, acting reasonably, dated the date of the Canadian Prospectus Supplement, and acceptable in form and substance to the Underwriters, acting reasonably that, except for the Financial Information contained in the Canadian Prospectus, the French language version of the Canadian Prospectus is, in all material respects, a complete and accurate translation of the English language version thereof and that the two versions are not susceptible of any materially different interpretations with respect to any material matter contained therein;

(f)
at the time of filing the Prospectus Supplements or any Prospectus Amendments, as the case may be, a comfort letter from: (i) Ernst & Young LLP, Toronto, Ontario, the auditors of the Corporation with respect to the Financial Information and statistical and accounting data relating to the Corporation; and (ii) Ernst & Young, S.L., the auditors of Atlantica, with respect to the financial and accounting information related to Atlantica, in each case included in or incorporated by reference in the Prospectus Supplements or any Prospectus Amendments dated the date of the applicable Prospectus Supplement or any Prospectus Amendment, as the case may be, with a cut-off date for investigation not more than two Business Days prior to the date of the comfort letter, and acceptable in form and substance to the Underwriters, acting reasonably, which comfort letter shall be in addition to any comfort letters required by and addressed to securities regulatory authorities; and

(g)
on the date hereof, the Lead Underwriters shall have received a certificate of David Bronicheski, Chief Financial Officer of the Corporation, in form and substance reasonably satisfactory to the Lead Underwriters on behalf of the Underwriters, with respect to certain financial information included in or incorporated by reference in the Canadian Prospectus Supplement, the U.S. Prospectus Supplement and the Disclosure Documents.

4.2	The delivery to the Underwriters of the filed Prospectus Supplements shall constitute a representation and warranty to the Underwriters by the Corporation that:

(a)
the information and statements contained in the Prospectuses, as the case may be, and of any documents incorporated therein by reference (except any information and statements relating solely to the Underwriters which has been provided in writing to the Corporation by or on behalf of any Underwriter through the Lead Underwriters specifically for inclusion therein) constitutes full, true and plain disclosure of all material facts relating to the Corporation and the Purchased Securities; and

(b)
the Prospectuses do not contain a misrepresentation within the meaning of Applicable Securities Laws. Such delivery shall also constitute the consent of the Corporation to the use of the Prospectuses by the Underwriters in connection with the distribution of the Purchased Securities in the Canadian Qualifying Jurisdictions and in the United States, as applicable.

4.3	The Corporation hereby represents, warrants and covenants to the Underwriters as follows:

(a)
the documents incorporated by reference or deemed to be incorporated by reference into the Prospectuses, when they were filed with the Securities Commission or the SEC, as the case may be, conformed in all material respects to the requirements of Applicable Securities Laws; and any further documents so filed and incorporated by reference into the Prospectuses or any amendment or supplement thereto during the period of distribution of the Purchased Securities, when such documents are filed with the Securities Commissions or the SEC, as applicable, will conform in all material respects to the requirements of Applicable Securities Laws, as applicable;

(b)
on the date first filed the Base Prospectuses did and when and as supplemented by the Prospectus Supplements, will conform in all material respects with the applicable requirements of Applicable Securities Laws and will not, as of the filing date of the Prospectus Supplements, and as of the Time of Closing, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Corporation by or on behalf of any Underwriter through the Lead Underwriters specifically for inclusion in the Base Prospectuses or the Prospectus Supplements.

(c)
at the respective times the Registration Statement and any post-effective amendments thereto became effective and at each Representation Date, the Registration Statement and any amendments thereto complied and will comply in all material respects with the applicable requirements of Applicable Securities Laws; the Registration Statement as of its filing date did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading;

provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Corporation by or on behalf of any Underwriter through the Lead Underwriters specifically for inclusion in the Base Prospectuses or the Prospectus Supplements.

(d)
the Prospectuses, at the time each was or hereafter is filed with the applicable Securities Commissions, complied in all material respects with Applicable Securities Laws, and the Prospectuses delivered to the Underwriters for use in connection with the Offering will, at the time of such delivery, be identical to any electronically transmitted copies thereof filed with the SEC or the Securities Commissions or available on SEDAR or EDGAR;

(e)
that it has not made, and agrees that, unless it obtains the prior written consent of the Lead Underwriters, it will not make, any offer relating to the Firm Securities that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a "free writing prospectus" (as defined in Rule 405 under the 1933 Act) required to be filed by the Corporation with the SEC or retained by the Corporation under Rule 433 under the 1933 Act, provided that the prior written consent of the Lead Underwriters shall be deemed to have been given in respect of the term sheet of the Corporation dated July 8, 2020 in connection with the Offering. Any such free writing prospectus consented to or deemed to be consented to by the Lead Underwriters is hereinafter referred to as a "Permitted Free Writing Prospectus." The Corporation agrees that (i) it has treated and will treat, as the case may be, each Permitted Free Writing Prospectus as an Issuer Free Writing Prospectus, and (ii) has complied and will comply, as the case may be, with the requirements of Rules 164 and 433 under the 1933 Act applicable to any Permitted Free Writing Prospectus, including in respect of timely filing with the SEC, legending and record keeping. The Corporation consents to the use by any Underwriter of a free writing prospectus that (a) is not an "issuer free writing prospectus" as defined in Rule 433 under the 1933 Act, and (b) contains only (i) information describing the preliminary terms of the offering of Firm Securities, (ii) information permitted by Rule 134 under the 1933 Act, (iii) pricing information or (iv) information that describes the final terms of the Firm Securities or their offering and that is included in the July 2020 Marketing Materials of the Corporation;

(f)
it has not and will not distribute during the term of this Agreement, any "marketing materials" in connection with the offering and sale of the Purchased Securities other than the Registration Statement, the Prospectuses and any Issuer Free Writing Prospectus reviewed and consented to by the Lead Underwriters, provided that the Underwriters, severally and not jointly, covenant with the Corporation not to take any action that would result in the Corporation being required to file with the Securities Commissions or the SEC any "marketing materials" that otherwise would not be required to be filed by the Corporation, but for the action of the Underwriters;

(g)
it agrees to pay the required Securities Commissions and SEC filing fees relating to the Firm Securities and any other fees required by the Securities Commissions within the time required by and in accordance with Applicable Securities Laws;

(h)
to use its best efforts to ensure that members of management are available to provide assistance to the Underwriters, as requested by the Underwriters, with respect to the marketing of the Purchased Securities;

(i)
it has not taken and will not take, directly or indirectly, any action designed to or that would constitute or that might reasonably be expected to cause or result in, under Canadian Securities Laws, stabilization or manipulation of the price of the Firm Securities to facilitate the sale or resale of the Firm Securities, except for purchases by insiders of the Corporation in accordance with relief obtained or to be obtained by the Corporation from the requirements of OSC Rule 48-501 Trading during Distributions, Formal Bids and Share Exchange Transactions, and the Corporation has not taken and will not take, directly or indirectly, any action designed to or that would constitute or that might reasonably be expected to cause or result in, under the 1934 Act, stabilization or manipulation of the price of the Firm Securities to facilitate the sale or resale of the Firm Securities; and

(j)
without the prior written consent of the Lead Underwriters, on behalf of the Underwriters, will not, and will not publicly disclose an intention to, for a period of 90 days after the Closing Date, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares, except for (i) the issuance by the Corporation of Common Shares issued and sold pursuant to the Offering, including as a result of the exercise of the Over-Allotment Option; (ii) the issuance by the Corporation of the Common Shares upon the exercise of an option or warrant or the conversion of a security outstanding as of the date of this Agreement; (iii) the issuance by the Corporation of any Common Shares or options to acquire Common Shares or other award, right or grant pursuant to the Corporation's stock option plan, deferred share unit plan, performance and restricted share unit plan or employee share purchase plan existing as of the date of this Agreement and the issuance of Common Shares in connection with the exercise or vesting of any such options, awards rights or grants; (iv) the issuance by the Corporation of any Common Shares pursuant to its dividend reinvestment plan; or (v) up to 20,470,000 Common Shares to be issued and sold pursuant to the Concurrent Offering.

ARTICLE 5
COMMERCIAL COPIES OF PROSPECTUS SUPPLEMENTS

5.1
The Corporation shall deliver to the Underwriters, as soon as practicable and in any event no later than noon (Toronto time) on the Business Day following the date of the filing of the Prospectus Supplements with the Securities Commission and the SEC, as applicable, at offices designated by the Underwriters in the city where printing occurs, such number of commercial copies of the Prospectus Supplements as the Underwriters may reasonably request by instructions to the printer thereof given no later than the Business Day prior to the time when the Corporation plans to authorize the printing of the commercial copies of the Prospectus Supplements. The Corporation shall, as soon as possible following a request by the Underwriters, cause to be delivered to the Underwriters such additional commercial copies of the Prospectus Supplements in such numbers and at such offices in such other cities as the Underwriters may reasonably request from time to time.

5.2
The Corporation shall from time to time deliver to the Underwriters, as soon as practicable at the offices in such cities reasonably designated by the Underwriters, the number of copies of any documents incorporated, or containing information incorporated by reference in the Base Prospectuses or Prospectus Supplements and of any Supplementary Material or any Prospectus Amendment which the Underwriters may from time to time reasonably request.

ARTICLE 6
COVENANTS OF THE UNDERWRITERS

6.1	Each Underwriter severally covenants with the Corporation that it shall:

(a)
conduct its activities in attempting to sell the Purchased Securities, directly and through other registered dealers (or other dealers duly qualified in their respective jurisdictions) (the "Selling Firms") in compliance with all relevant laws and regulatory requirements;

(b)	not be liable to the Corporation under this Section 6.1 with respect to a default by another Underwriter (or another Selling Firm that is not an affiliate of such Underwriter);

(c)	deliver one copy of the Canadian Prospectus to each Purchaser or prospective purchaser of Purchased Securities;

(d)	offer and cause the Selling Firms to offer the Purchased Securities for sale to the public and sell the Purchased Securities only in those jurisdictions where they may lawfully be offered for sale;

(e)
from the date of commencement of the distribution of the Purchased Securities to the date such distribution ceases, each Underwriter and Selling Firm (i) will not make use of any "bluesheet" or provide any other Marketing Materials other than the July 2020 Marketing Materials in respect of the Purchased Securities without the approval of the Corporation and Scotia and no "standard term sheet" (as defined in NI 41-101) in respect of the Purchased Securities will be provided by them to any potential investors of the Purchased Securities without the approval of the Corporation and Scotia; and (ii) will provide a copy of the Canadian Base Prospectus to each potential investor of the Purchased Securities who receives the July 2020 Marketing Materials; and

(f)
use reasonable best efforts (taking into account the respective interests of each of the Corporation and the Underwriters) to complete, and cause the Selling Firms to complete, the distribution of the Purchased Securities as soon as possible after the Time of Closing. The Underwriters shall notify the Corporation when, in the Underwriters' opinion, the distribution of the Purchased Securities has been completed and provide the Corporation, as soon as reasonably practical thereafter, with a breakdown of the number of Purchased Securities distributed in each of the Canadian Qualifying Jurisdictions where such breakdown is required by the securities regulatory authority of such jurisdiction.

ARTICLE 7
NOTICE OF MATERIAL CHANGE

7.1
During the period of distribution to the public of the Purchased Securities, which shall be the period from the date hereof to the date upon which the Corporation has received the notice of termination contemplated in Section 12.1 or the notice that distribution has ceased contemplated in Section 6.1(f) hereof, whichever is earlier, the Corporation shall promptly notify the Underwriters in writing of:

(a)
any material fact that has arisen or has been discovered which would have been required to have been stated in the Disclosure Documents, the Prospectuses, or any Supplementary Material, as the case may be, had the fact arisen or been discovered on, or prior to, the date of such document;

(b)
any change in a material fact in the Disclosure Documents, the Prospectuses, or any Supplementary Material, as the case may be, or the existence of any new material fact, which change or new material fact is, or may be of such a nature as:

(i)	to render the Disclosure Documents, the Prospectuses, or any Supplementary Material misleading or untrue;

(ii)	would result in the Disclosure Documents, the Prospectuses, or any Supplementary Material not complying with Applicable Securities Laws;

(iii)
would reasonably be expected to have a significant adverse effect on the market price or value of the Purchased Securities or the Common Shares or which would restrict or prevent the trading of the Purchased Securities or the Common Shares; or

(iv)	would be material to a prospective purchaser of the Purchased Securities;

(c)
in any such case described in Section 7.1(a), the Corporation shall promptly and, in any event within applicable time limitations set out in Applicable Securities Laws, comply with all legal requirements necessary to comply with Applicable Securities Laws in order to allow for the continued distribution of the Purchased Securities as contemplated hereunder; and

(d)
the Corporation shall in good faith discuss with the Underwriters any change in a fact or circumstances (actual, proposed or prospective) which is of such a nature that there is reasonable doubt whether notice needs to be given to the Underwriters pursuant to this Section 7.1.

ARTICLE 8
REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE CORPORATION

8.1
The Corporation hereby represents, warrants and covenants to each Underwriter, as of the date hereof, as of the Closing Date and as of the Option Closing Time as applicable (each, a "Representation Date"), that:

(a)	the Corporation is eligible to use the Shelf Procedures and each of the Securities Commissions has issued or is deemed to have issued a receipt for the Canadian Base Prospectus;

(b)
the Corporation meets the general eligibility requirements for use of Form F-10 under the 1933 Act, and the rules and regulations of the SEC, has filed the Registration Statement in respect of the Firm Securities and has appointed an agent for service of process on Form F-X in connection with the filing of the Registration Statement. The Registration Statement has become effective under the 1933 Act and no stop order suspending the effectiveness of the Registration Statement has been issued under the 1933 Act and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the Corporation, are contemplated or threatened by any of the Securities Commissions, and any request on the part of any of the Securities Commissions for additional information has been complied with;

(c)
(i) at the time of filing the Registration Statement and (ii) as of the execution of this Agreement (with such date being used as the determination date for purposes of this clause (ii)), the Corporation was not and is not an Ineligible Issuer (as defined in Rule 405 under the 1933 Act), without taking account of any determination by the SEC pursuant to Rule 405 under the 1933 Act that it is not necessary that the Corporation be considered an Ineligible Issuer;

(d)
the Corporation has not distributed and will not distribute, prior to the later of the Closing Date and the completion of the Underwriters' distribution of the Firm Securities, any offering material in connection with the offering and sale of the Firm Securities other than the Registration Statement, the Prospectuses, the July 2020 Marketing Materials, any Issuer Free Writing Prospectus reviewed and consented to by the Lead Underwriters or any electronic road show or other written communications reviewed and consented to by the Lead Underwriters (each, a "Corporation Additional Written Communication"). Each such Corporation Additional Written Communication, when taken together with the Disclosure Documents, did not, and at the Closing Date and at the Option Closing Time will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The preceding sentence does not apply to statements in or omissions from the Corporation Additional Written Communication based upon and in conformity with written information furnished to the Corporation by any Underwriter through the Lead Underwriters specifically for use therein, it being understood and agreed that the only such information furnished by any Underwriter through the Lead Underwriters consists of the information described as such in the last paragraph of Section 1(a) of Schedule A hereto;

(e)
there are no persons with registration or other similar rights to have any equity or debt securities registered for sale under the Registration Statement or included in the offering contemplated by this Agreement, except for such rights as have been duly waived;

(f)
this Agreement has been duly authorized, executed and delivered by the Corporation and constitutes a valid and binding agreement of the Corporation, enforceable against the Corporation in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar laws relating to or affecting the rights and remedies of creditors or by general equitable principles;

(g)
the attributes and characteristics of the share capital (including the Common Shares) of the Corporation conform in all material respects to the attributes and characteristics thereof described in the Registration Statement, the Prospectuses and the Disclosure Documents;

(h)
the Purchased Securities will be listed and posted for trading on the Exchange and the NYSE at the Time of Closing and neither the Corporation nor any subsidiary thereof, if any, shall take any action prior to Closing which would be reasonably expected to result in the delisting or suspension of the Common Shares on or from the Exchange or the NYSE or on or from any securities exchange, market or quoting facility on which the Common Shares are then listed or quoted and the Corporation is in material compliance and shall comply, in all material respects, with the rules and regulations of the Exchange and NYSE;

(i)
Ernst & Young LLP, who have certified certain financial statements of the Corporation and its consolidated subsidiaries and delivered their report with respect to the audited consolidated financial statements included or incorporated by reference, or to be included or incorporated by reference in the Registration Statement, Prospectuses, the Disclosure Documents and any amendment to the Registration Statement or amendment to the Prospectuses, if any, are independent chartered accountants with respect to the Corporation within the meaning of Canadian Securities Laws and independent public accountants within the meaning of the 1933 Act and the 1934 Act. Ernst & Young, S.L., in its capacity as auditor of the financial and accounting information related to Atlantica included or incorporated by reference in the Registration Statement, Prospectuses, the Disclosure Documents, and any amendment to the Registration Statement or amendment to the Prospectuses, if any, are independent public accountants with respect to Atlantica within the meaning of the 1933 Act and the 1934 Act;

(j)
the Corporation has been advised of the rules and requirements under the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder (the "Investment Company Act"). The Corporation is not, and, after receipt of payment for the Firm Securities and the Concurrent Offering Shares and the application of the proceeds thereof as contemplated under the caption "Use of Proceeds" in the Prospectuses and the Disclosure Documents, will not be, required to register as an "investment company" within the meaning of the Investment Company Act;

(k)
the Corporation has been duly organized and is validly existing as a corporation under the laws of Canada and has all requisite power and authority to own its properties and assets, and to carry on its undertaking, including issuing the Firm Securities, as contemplated hereby, and is qualified to own its properties and assets and to carry on its undertaking in all jurisdictions where it owns property and assets and carries on its activities and to enter into and perform its obligations under this Agreement. All necessary corporate action has been taken by the Corporation to authorize the delivery of the Prospectuses and the Disclosure Documents and the filing thereof, as the case may be, with the Securities Commissions or the SEC under Applicable Securities Laws;

(l)
the Corporation is, and will at the Time of Closing and at the Option Closing Time be, a reporting issuer in each of the Canadian Qualifying Jurisdictions not in default of any requirement under Applicable Securities Laws. In particular, without limiting the foregoing, no material change relating to the Corporation has occurred with respect to which the requisite material change report has not been filed on a non-confidential basis with all relevant securities regulatory authorities (unless originally filed on a confidential basis and subsequently made non-confidential);

(m)
the Corporation is qualified in accordance with the provisions of NI 44-101 and NI 44-102 to file a short form base shelf prospectus in each of the Canadian Qualifying Jurisdictions and the Final Receipt continues to be effective pursuant to NI 44-102;

(n)
except as contemplated hereby and as otherwise disclosed in the Disclosure Documents and the Prospectuses, and for greater certainty, other than in respect of the Concurrent Offering, no person, firm or corporation, as of the date hereof, has any agreement or option with the Corporation, or any right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option with the Corporation, for the purchase, subscription or issuance of any Firm Securities;

(o)
the Corporation has not withheld, and will not withhold, from the Underwriters any facts relating to the Corporation or to the Offering that would be material to a prospective purchaser of the Firm Securities;

(p)
AST Trust Company (Canada), at its principal office located in the City of Toronto, has been duly appointed as registrar and transfer agent for the Common Shares in Canada and AST Trust Company has been duly appointed as transfer agent and registrar for the Common Shares in the United States;

(q)
except as otherwise disclosed in the Disclosure Documents and the Prospectuses, the Corporation, and, to the knowledge of the Corporation, each of the Algonquin Entities: (A) has conducted and is conducting its business in compliance with all applicable laws, rules and regulations of each jurisdiction in which its business is carried on, except for noncompliance that would not individually or in the aggregate have a Material Adverse Effect; and (B) holds all necessary licenses, Permits, approvals, consents, certificates, registrations and authorizations (whether governmental, regulatory or otherwise) to enable its business to be carried on as now conducted and its property and assets to be owned, leased and operated (as now operated), and the same are validly existing and in good standing, and, except as disclosed in the Prospectuses and the Disclosure Documents, none of the same contains any term, provision, condition or limitation which has or may have a Material Adverse Effect;

(r)	the authorized capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in one or more series;

(s)
no consent, approval, authorization or other order of, or registration or filing with, any court or other governmental or regulatory authority or agency is required for the Corporation's execution, delivery or performance of this Agreement or consummation of the transactions contemplated hereby, by the Disclosure Documents or by the Prospectuses, except such as have been obtained or made by the Corporation and are in full force and effect under Applicable Securities Laws or blue sky laws and from the Financial Industry Regulatory Authority;

(t)
the execution and delivery of this Agreement by the Corporation, the fulfillment of the terms hereof by the Corporation, and the issuance, sale and delivery of the Firm Securities at the Time of Closing or at the Option Closing Time as applicable, do not and will not result in, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in:

(i)
a breach or violation of, and do not and will not conflict with, any of the terms, conditions or provisions of the articles, by-laws or other constating documents of the Corporation or the Algonquin Entities, or resolutions of their respective shareholders or directors (or any committee thereof);

(ii)
a breach of or default under any indenture, agreement or instrument to which the Corporation or any of the Algonquin Entities is a party or by which the Corporation or any of the Algonquin Entities will be contractually bound at the Time of Closing or at the Option Closing Time, except for such breaches or defaults that would not individually or in the aggregate have a Material Adverse Effect; or

(iii)
any violation of any statute, law, rule, regulation or judgment, order or decree of any governmental body, agency or court having jurisdiction over the Corporation or any of the Algonquin Entities, except for such violations that would not, individually or in the aggregate, result in a Material Adverse Effect;

(u)
except as otherwise disclosed in the Prospectuses and the Disclosure Documents, there is no action, proceeding or investigation (whether or not purportedly on behalf of the Corporation, respectively), to the knowledge of the Corporation, pending or threatened against or affecting the Corporation or any of the Algonquin Entities, at law or in equity or before or by any federal, provincial, state, municipal or other governmental department, commission, board or agency, domestic or foreign, which could in any way, individually or in the aggregate, have a Material Adverse Effect or which questions the validity of the issuance of the Firm Securities or of any action taken or to be taken by the Corporation pursuant to or in connection with this Agreement;

(v)
each of the Algonquin Entities (i) has been duly incorporated or otherwise formed and organized, (ii) is validly existing under the laws of its jurisdiction of incorporation, formation or organization, (iii) has all requisite capacity and authority to own, lease and operate its property and assets and to carry on its business, and (iv) is in good standing in each jurisdiction in which the conduct of its business or the ownership, leasing or operation of its property and assets requires such qualification;

(w)
all of the issued and outstanding Common Shares and other share capital of the Corporation have been duly authorized and validly issued and are fully paid and non-assessable. All of the issued and outstanding shares or equity interests of each of the Algonquin Entities have been duly authorized and validly issued, are fully paid and non-assessable and, except as otherwise disclosed in the Disclosure Documents and the Prospectuses, are owned by the Corporation, directly or through subsidiaries, free and clear of any security interest, mortgage, pledge, lien, encumbrance or claim, except for any such security interests, mortgages, pledges, liens, encumbrances or claims that do not, individually or in the aggregate, have a Material Adverse Effect;

(x)
the Purchased Securities have been duly authorized and, when issued, delivered and paid for in accordance with the terms of this Agreement, will be validly issued, fully paid and non‑assessable, and the issuance of the Purchased Securities will not be subject to any preemptive or similar rights;

(y)
the audited consolidated financial statements of the Corporation, including the auditors' report and notes in respect thereof, the unaudited interim consolidated financial statements and notes in respect thereof and the unaudited comparative consolidated financial statements and notes in respect thereof, if any, incorporated by reference into the Registration Statement, the Disclosure Documents and the Prospectuses are complete and correct in all material respects, comply as to form with the accounting requirements of Applicable Securities Laws, have been prepared in accordance with generally accepted accounting principles in the United States consistently applied and present fairly the consolidated financial position of the Corporation as at the date and for the periods stated therein. Any selected financial data of the Corporation set forth in the Registration Statement, the Prospectuses or the Disclosure Documents presents fairly, on the basis stated therein, the financial data as at and for the period referenced therein;

(z)
(i) other than (A) as disclosed to the Underwriters or their counsel or as set forth in the Registration Statement, the Disclosure Documents and the Prospectuses; (B) pursuant to indemnities granted in favor of the directors and officers of the Corporation and/or entities affiliated with the Corporation; (C) pursuant to guarantees and indemnities granted in favor of the Corporation and/or entities affiliated with the Corporation, which for greater certainty includes entities in which the Corporation holds, directly or indirectly, a 50% or greater interest; (D) guarantees or indemnities granted in connection with acquisitions of assets or development or construction of facilities by the Corporation or by entities affiliated with the Corporation, and debt or tax equity financings therefor, or (E) guarantees or indemnities granted in connection with any existing senior credit facility; and, (ii) except as entered into in the normal course of business, including with respect to normal course hedging, supply and purchase contracts, none of the Corporation, the Algonquin Companies, the Algonquin Trusts and, to the knowledge of the Corporation, the Algonquin Partnerships: (x) is a party to or bound by any material agreement of guarantee, indemnification, assumption, endorsement or similar commitment relating to the obligations, liabilities (contingent or otherwise) or indebtedness of any other person, firm or corporation; or (y) is subject to any such material agreement, commitment or indebtedness, nor is any of their respective assets or undertaking;

(aa)
to the knowledge of the Corporation, each of the Algonquin Entities has made all registrations or filings required by applicable laws to create or maintain its status as a corporation, partnership or trust, whichever the case may be;

(bb)
except as set forth in each of the Registration Statement, the Disclosure Documents and the Prospectuses, or except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Corporation and each of the Algonquin Entities, respectively: (i) are in compliance with Environmental Laws; (ii) have received and are in compliance with all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses; (iii) have not received notice from any governmental agency or any written notice from any third party of any actual or potential liability under Environmental Laws for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants or regarding any actual or potential violation of Environmental Laws; and (iv) are not the subject of any claim, action or cause of action filed with a court or government authority or the subject of any investigation under Environmental Laws, including for potential liability for investigatory costs, clean-up costs, property damages, personal injuries, attorney's fees or penalties arising out of, based on or resulting from the presence, or release into the environment, of any hazardous or toxic substance or waste at any location. Except as set forth in the Registration Statement, the Prospectuses and the Disclosure Documents, neither the Corporation nor any of its subsidiaries, has been named as a "potentially responsible party" under the United States Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or under any similar Canadian legislation;

(cc)
except as set forth in the Registration Statement, the Prospectuses and the Disclosure Documents, or except as would not, individually or in the aggregate, have a Material Adverse Effect, to the knowledge of the Corporation. each facility and project in which the Corporation has an economic interest as described in the Registration Statement, the Prospectuses or the Disclosure Documents (the "Facilities") is in possession of all Permits required under existing law for the existing state of the construction and/or operation of the Facility and each such Permit has been obtained, is in full force and effect and to the knowledge of the Corporation, does not require amendment. To the knowledge of the Corporation, except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Documents, each of the parties identified in the Registration Statement, the Prospectuses or the Disclosure Documents, as the owner of each Facility is the absolute beneficial owner of, and has good and marketable title to, all of the material assets of such Facilities as set forth in each of the Registration Statement, the Prospectuses or the Disclosure Documents;

(dd)
except as otherwise set forth in the Prospectuses and the Disclosure Documents, or except as would not, individually or in the aggregate, have a Material Adverse Effect, all of the Facilities (and all buildings and other appurtenances related thereto) are insured against all loss from damages by hazards or risks normally insured against in accordance with industry practice, with reasonable deductibles;

(ee)	there has not been any reportable event (as defined in NI 51-102) with the auditors of the Corporation;

(ff)
other than as disclosed in the Prospectuses and the Disclosure Documents, since January 1, 2019, the Corporation has not completed and has not announced any intention to complete any "significant acquisition" (as determined pursuant to NI 51-102);

(gg)
other than as disclosed in the financial statements referred to in Section 8.1(y), there are no material off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of the Corporation or any of its subsidiaries with unconsolidated entities or other persons that may have a material current or future effect on the Corporation or its subsidiaries (taken as a whole) or on the liquidity, capital expenditures, capital resources, or significant components of revenues or expenses of the Corporation and its subsidiaries (taken as a whole);

(hh)
the Corporation is not in violation of its constating documents, and each of the Algonquin Entities is not in violation of its constating documents in any material respect; and neither the Corporation nor any of the Algonquin Entities is in default in the performance or observation of any obligation, agreement, covenant, or condition contained in any contract, indenture, mortgage, loan agreement, note or other instrument (a "Material Contract") to which it is a party or by which it may be bound or to which any of its properties or assets is subject which default, individually or in the aggregate, has or may have a Material Adverse Effect;

(ii)
the Corporation has no knowledge of any default, or any circumstance which with the giving of notice or lapse of time (or both) would give rise to a default, by any person who is a party to any Material Contract with the Corporation or any of the Algonquin Entities, except for such defaults which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect;

(jj)
except as has been disclosed in the Registration Statement, the Disclosure Documents and the Prospectuses, subsequent to December 31, 2019, (i) neither the Corporation nor any of its subsidiaries has sustained any loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, except for such loss or interference which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect, and (ii) there has not been any material adverse change, actual or, to the knowledge of the Corporation, threatened, in the capital, assets, liabilities (absolute, accrued, contingent or otherwise), earnings, business, operations or condition (financial or otherwise) or results of the operations of the Corporation and its subsidiaries (taken as a whole);

(kk)
no lender to the Corporation or any of its subsidiaries has reduced, or has given notice to the Corporation or any of its subsidiaries, or has commenced negotiations with the Corporation or any of its subsidiaries regarding the reduction of any material credit facility, material hedge facility or any other material commitment with the Corporation or any of its subsidiaries and, to the knowledge of the Corporation, each of the Corporation's lenders will be able to fulfill its obligations and other commitments to the Corporation or any of its subsidiaries;

(ll)
the Corporation and each of its subsidiaries (taken as a whole) maintains a system of internal accounting controls sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management's general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with United States generally accepted accounting principles and to maintain accountability for assets; (iii) access to its assets is permitted only in accordance with management's general or specific authorization; (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to differences; and (v) material information relating to it is made known to those within the Corporation or such subsidiary responsible for the preparation of the financial statements during the period in which the financial statements have been prepared and that such material information is disclosed to the public within the time periods required by Applicable Securities Laws; except as disclosed in the Disclosure Documents and the Prospectuses, since the end of the Corporation's most recent audited fiscal year, there has been (i) no material weakness in the Corporation's internal control over financial reporting (whether or not remediated) and (ii) no change in the Corporation's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Corporation's internal control over financial reporting;

(mm)
the Corporation maintains "disclosure controls and procedures" (as such term is defined in Rule 13a-15(e) under the 1934 Act) that comply with the requirements of the 1934 Act; and such disclosure controls and procedures have been designed to ensure that material information relating to the Corporation and its subsidiaries is made known to the Corporation's principal executive officer and principal financial officer by others within those entities to allow timely decisions regarding disclosure; and such disclosure controls and procedures are effective to perform the functions for which they were established to the extent required by Rule 13a-15 under the 1934 Act;

(nn)
other than as disclosed in the Disclosure Documents and the Prospectuses: (i) the Corporation and each subsidiary has, on a timely basis, filed all necessary tax returns and notices and has paid or made provision for all applicable taxes of whatever nature for all tax years to the date hereof to the extent such taxes have become due or have been alleged to be due, except to the extent that the failure to do any of the foregoing would not reasonably be expected to have a Material Adverse Effect; and (ii) the Corporation is not aware of any tax deficiencies or interest or penalties accrued or accruing or alleged to be accrued or accruing, thereon with respect to itself or any subsidiary which have not otherwise been provided for by the Corporation, except to the extent that any such deficiency, interest or penalty would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;

(oo)
none of the Corporation, any of its subsidiaries or, to the knowledge of the Corporation, any director, officer, agent, employee or affiliate of the Corporation or any of its subsidiaries is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of either (i) the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the "FCPA"), including, without limitation, making use of the mail or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any "foreign official" (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA or (ii) the U.K. Bribery Act 2010 (the "Bribery Act"), and the Corporation, its subsidiaries and, to the knowledge of the Corporation, its affiliates have conducted their businesses in compliance with the FCPA and the Bribery Act;

(pp)
none of the Corporation, any of its subsidiaries or, to the knowledge of the Corporation, any director, officer, agent, employee or affiliate of the Corporation or any of its subsidiaries is currently the subject or the target of any sanctions administered or enforced by the U.S. Government, including, without limitation, the U.S. Department of the Treasury's Office of Foreign Assets Control, the United Nations Security Council, the European Union, Her Majesty's Treasury, or other relevant sanctions authority (collectively, "Sanctions"), nor is the Corporation located, organized or resident in a country or territory that is the subject of Sanctions; and the Corporation will not directly or indirectly use the proceeds of the offering of the Firm Securities hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity (i) to fund any activities of or business with any person or entity, or in any country or territory, that, at the time of such funding, is the subject of Sanctions or (ii) in any other manner that will result in a violation by any person or entity (including any person or entity participating in the transaction, whether as underwriter, advisor, investor or otherwise) of Sanctions;

(qq)
the operations of the Corporation and its subsidiaries are and have been conducted at all times in compliance with the requirements of applicable anti-money laundering laws, including, applicable financial recordkeeping and reporting requirements of the U.S. Currency and Foreign Transactions Reporting Act of 1970, as amended by the USA Patriot Act of 2001, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), Part II.1 of the Criminal Code (Canada) and, in each case, the rules and regulations promulgated thereunder, and the anti-money laundering laws of various jurisdictions where the Corporation and its subsidiaries conduct business (collectively, the "Anti-Money Laundering Laws") and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Corporation or any of its subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the knowledge of the Corporation, threatened;

(rr)
(i) except as disclosed in the Disclosure Documents and the Prospectuses, (x) to the knowledge of the Corporation, there has been no security breach or other compromise of or relating to any of the Corporation's or its subsidiaries' information technology and computer systems, networks, hardware, software, data (including the data of their respective customers, employees, suppliers, vendors and any third party data maintained by or on behalf of them), equipment or technology (collectively, "IT Systems and Data") which would reasonably be expected to have a Material Adverse Effect, and (y) the Corporation and its subsidiaries have not been notified of, and have no knowledge of, any security breach or other compromise to their IT Systems and Data that would reasonably be expected to result in a Material Adverse Effect; and (ii) the Corporation and its subsidiaries are presently in compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification, except as would not, in the case of this clause (ii), individually or in the aggregate, have a Material Adverse Effect;

(ss)
no Securities Commission or similar regulatory authority or the Exchange or the NYSE or the SEC has issued any order which is currently outstanding preventing or suspending trading in any securities of the Corporation, and no such proceeding is, to the knowledge of the Corporation, pending, contemplated or threatened;

(tt)	the Common Shares are "actively-traded security" exempted from the requirements of Rule 101 of Regulation M under the 1934 Act by subsection (c)(1) of such rule;

(uu)
except as mandated by an applicable governmental or regulatory authority, which mandates have not, individually or in the aggregate, had a Material Adverse Effect on the Corporation, as at the date hereof, and except as disclosed in the Prospectuses, there has been no suspension of the operations of the Corporation and its subsidiaries as a result of the novel coronavirus disease (COVID-19) outbreak (the "COVID-19 Outbreak"), which, individually or in the aggregate, has had a Material Adverse Effect. The Corporation has been monitoring the COVID-19 Outbreak and the potential impact at all of its operations, and has implemented appropriate measures to support the wellness of its employees where the Corporation and its subsidiaries operate while continuing to operate; and

(vv)	the proceeds received by the Corporation will be used for the purposes described in the Prospectus Supplements.

ARTICLE 9
CONDITIONS OF CLOSING

9.1
The purchase and sale of the Purchased Securities and the Closing will be conditional upon and subject to the following conditions being fulfilled at or prior to the Time of Closing, which conditions the Corporation covenants to exercise its reasonable best efforts to have fulfilled at or prior to the Time of Closing and which conditions in paragraphs (c), (d) and (e) may be waived in writing in whole or in part by the Underwriters:

(a)
the Corporation will have made or obtained the necessary filings, approvals, consents and acceptances of the appropriate Securities Commissions, the Exchange and the NYSE required to be made or obtained by the Corporation prior to the Time of Closing in order to complete the Offering as herein contemplated, it being understood that the Underwriters shall do all that is required, acting reasonably, to assist the Corporation to fulfill this condition;

(b)
the directors of the Corporation shall have authorized and approved this Agreement, the issuance of the Purchased Securities, and all matters relating thereto, it being hereby represented by the Corporation that such authorization and approval will be obtained prior to the Time of Closing;

(c)
it shall be the case that, and the Corporation will deliver to the Underwriters a certificate of the Corporation and signed on behalf of the Corporation by the Chief Executive Officer or an executive officer of the Corporation and the Chief Financial Officer of the Corporation (or such officers of the Corporation as may be acceptable to the Underwriters) addressed to the Underwriters and dated the Closing Date in form satisfactory to their counsel, Bennett Jones LLP, certifying that:

(i)	except as otherwise publicly disclosed, the Prospectuses are true and correct in all material respects and contain no misrepresentation;

(ii)
except as otherwise publicly disclosed, no change in the assets, liabilities, financial position or business of the Corporation which would have a Material Adverse Effect has occurred and no transaction out of the ordinary course of business and of a nature material to the Corporation has been entered into or is pending since the date of the Prospectus Supplements;

(iii)
no order, ruling or determination having the effect of ceasing or suspending trading in any securities of the Corporation or prohibiting the sale of the Purchased Securities or the trading of any of the Corporation's issued securities has been issued and, to the best knowledge, information and belief of the persons signing such certificate, no proceedings for such purpose are pending, contemplated or threatened;

(iv)
the Corporation is a "reporting issuer" in each of the Canadian Qualifying Jurisdictions not in default of any requirement under Canadian Securities Laws, is eligible in accordance with the provisions of NI 44-101 and NI 44-102 to file a short form base shelf prospectus with the Securities Commissions at the respective times of filing and there is no material change in the affairs of the Corporation which presently requires disclosure under the Securities Act (Ontario), and other securities laws to which the Corporation is subject, which has not been so disclosed and no such disclosure has been made on a confidential basis;

(v)	it has complied with all covenants, terms and conditions of this agreement on its part to be complied with or satisfied at or prior to the Time of Closing;

(vi)	each of its representations and warranties contained herein is true and correct as of the Time of Closing; and

(vii)	such other matters of a factual nature as the Underwriters and the Underwriters' counsel may request, acting reasonably.

(d)
the Corporation will have caused favorable legal opinions to be delivered by: (i) Blake, Cassels & Graydon LLP, counsel to the Corporation, as to the laws of Ontario, Alberta, British Columbia and Québec and the laws of Canada applicable therein and by local counsel as to the matters relating to jurisdictions other than Ontario, Alberta, British Columbia and Québec and the laws of Canada applicable therein with respect to those matters identified in Schedule B hereto addressed to the Underwriters and Bennett Jones LLP, Canadian counsel to the Underwriters; and (ii) Gibson, Dunn & Crutcher LLP, U.S. counsel to the Corporation, as to the laws of the United States and the State of New York applicable therein addressed to the Underwriters and Cravath, Swaine & Moore LLP, U.S. counsel to the Underwriters, each dated the Closing Date, and such other matters as the Underwriters may reasonably request, acceptable to the Underwriters' counsel, acting reasonably;

(e)
the Corporation will deliver to the Underwriters a letter dated the Closing Date in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters and the directors of the Corporation from: (i) Ernst & Young LLP, as auditors to the Corporation and (ii) Ernst & Young, S.L., as auditors of Atlantica, confirming the continued accuracy of the comfort letters to be delivered to the Underwriters pursuant to Section 4.1(f) with such changes as may be necessary to bring information in such letter forward to a date not more than two (2) Business Days prior to the Closing Date, provided such changes are acceptable to the Underwriters, acting reasonably;

(f)
the Purchased Securities shall have been conditionally approved for listing and posting for trading on the Exchange and the NYSE subject to the satisfaction by the Corporation of the filing and other requirements of the Exchange and the NYSE; and

(g)
the Corporation shall deliver to the Underwriters, on the Closing Date, a certificate of David Bronicheski, Chief Financial Officer of the Corporation, in form and substance reasonably satisfactory to the Lead Underwriters on behalf of the Underwriters, with respect to certain financial information included or incorporated by reference in the Prospectuses and the Disclosure Documents.

9.2	The Corporation agrees that the legal opinions and certificates contemplated in paragraphs 9.1(c) and (d) to be delivered at the Time of Closing will also be addressed to Underwriters.

9.3
In addition to the foregoing, the Corporation shall provide such other documents, certificates and opinions in connection with the filing of the Prospectuses, as the Underwriters may reasonably require.

ARTICLE 10
CLOSING

10.1
The Closing will be completed electronically, at the Time of Closing on the Closing Date, provided that if the Corporation has not been able to comply with any of the conditions to Closing set forth under "Conditions of Closing" by such time, the Time of Closing and Closing Date may be extended by mutual agreement of the Corporation and the Underwriters, failing which the respective obligations of the parties will terminate without further liability or obligation except as set out under Article 11 and Article 13.

10.2	At the Time of Closing, the Corporation shall deliver to the Underwriters:

(a)	evidence of a non-certificated inventory deposit representing the Firm Securities, in the names and denominations requested by Lead Underwriters, on behalf of the Underwriters, acting reasonably; and

(b)	such further deliverables as may be contemplated herein or as the Underwriters or the applicable Securities Commissions or the Exchange may reasonably require,

against payment by the Underwriters of the purchase price for the Firm Securities by wire transfer.

10.3
In the event the Over-Allotment Option is exercised in accordance with its terms, the Corporation will, at or prior to the Option Closing Time, deliver to the Lead Underwriters (or any one of them as the Lead Underwriters may jointly direct), on behalf of the Underwriters:

(a)
evidence of a non-certificated inventory deposit representing the Optional Securities, in the names and denominations requested by Lead Underwriters, on behalf of the Underwriters, acting reasonably; and

(b)
the items listed in Section 9.1(c), 9.1(d), 9.1(e), and 9.1(g), in each case dated the Option Closing Date, together with such further documentation as the Exchange may reasonably require, except that such conditions that apply shall be satisfied as at the Option Closing Time on the Option Closing Date,

against payment by the Underwriters of the purchase price for the Optional Securities by wire transfer to the order of the Corporation in Canadian same day funds or by such other method as the Corporation and the Underwriters may agree upon. In addition, the Corporation shall contemporaneously pay to the Lead Underwriters, on behalf of the Underwriters, the Commission for their services in connection with the issue and sale of the Optional Securities by wire transfer to the order of the Lead Underwriters (or any one of them as the Lead Underwriters may jointly direct) in Canadian same day funds or by such other method as the Corporation and the Underwriters may agree upon.

10.4
All terms and conditions of this offer set forth under "Conditions of Closing" shall be construed as conditions, and any breach or failure to comply with any such terms and conditions shall entitle the Underwriters to elect not to complete the purchase of the Purchased Securities by written notice to that effect given to the Corporation prior to the Time of Closing on the Closing Date. It is understood that the Underwriters may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to their rights in respect of any such terms and conditions or any other subsequent breach or non-compliance, provided that to be binding on the Underwriters any such waiver or extension must be in writing.

ARTICLE 11
INDEMNITY AND CONTRIBUTION

The Corporation will indemnify and hold harmless each of the Underwriters and their respective subsidiaries, directors, officers, employees and agents against all losses (excluding lost profit), claims, liabilities and expenses (including, without limitation, reasonable expenses of investigation and defending any claims or litigation as the same are incurred), upon the terms of the indemnity attached as Schedule A, whether or not the transaction herein contemplated shall be completed.

Moreover, the Corporation will indemnify and hold harmless the Underwriters against any documentary, stamp or similar issue tax, including any interest and penalties, on the creation, issue and sale of the Purchased Securities sold by it hereunder and on the execution and delivery of this Agreement. All payments to be made by the Corporation hereunder shall be made without withholding or deduction for or on account of any present or future taxes, duties or governmental charges whatsoever unless the Corporation is compelled by law to deduct or withhold such taxes, duties or charges. In that event, the Corporation shall pay such additional amounts as may be necessary in order that the net amounts received after such withholding or deduction shall equal the amounts that would have been received if no withholding or deduction had been made.

ARTICLE 12
TERMINATION RIGHTS

12.1
In addition to any other remedies which may be available to the Underwriters, any Underwriter shall be entitled, at its option, to terminate and cancel, without any liability on such Underwriter's part, its obligations under this Agreement by giving written notice to the Corporation at any time prior to the Time of Closing on the Closing Date if:

(a)
any order to cease or suspend trading in any securities of the Corporation or any of its subsidiaries, or prohibiting or restricting the distribution of the Purchased Securities, is made, or stop order preventing or suspending the use of any prospectus relating to the Purchased Securities has been issued, or proceedings are announced or commenced or, to the Corporation's knowledge, threatened for the making of any such order, by any Securities Commission, or by any other competent authority, unless such order has been rescinded, revoked or withdrawn or such proceedings have been discontinued or will not be proceeded with;

(b)
any inquiry, investigation (whether formal or informal) or other proceeding in relation to the Corporation or any of its subsidiaries is announced or commenced or any order is issued by any Securities Commission or by any other competent authority, or there is any change of law or the interpretation or administration thereof by any such authority, if, in the opinion of the Underwriters (or any one of them) acting reasonably, the announcement, commencement or issuance thereof, or change, as the case may be, adversely affects the trading or distribution of the Purchased Securities;

(c)	the Corporation shall be in breach of, default under or non-compliance with any material representation, warranty, covenant, term or condition of this Agreement;

(d)
(i) there shall occur any material change (actual, contemplated or threatened) in the business, affairs, operations, assets, liabilities (contingent or otherwise), earnings, capital or ownership or condition (financial or otherwise) of the Corporation and its subsidiaries (taken as a whole) (other than a change related solely to the Underwriters); or, (ii) as a result of investigations after the date hereof, the Underwriters (or any one of them) determine that there exists any fact or circumstance which existed prior to the date hereof and had not been disclosed prior to the date hereof, which in their sole opinion, acting reasonably, would be expected to have a material adverse effect on the market price or value of the Purchased Securities; or

(e)
there should develop, occur or come into effect or existence any event, action, state, condition or occurrence of national or international consequence, including the COVID-19 Outbreak to the extent there are material adverse developments relating thereto after the date hereof or similar events or the escalation thereof, or any incident, governmental action, law, regulation, policy, inquiry or other occurrence of any nature whatsoever which, in the reasonable opinion of the Underwriters or any of them, materially adversely affects or will materially adversely affect the North American financial markets or the marketability of the Purchased Securities.

The Underwriters shall notify the Corporation immediately of their knowledge of the existence of any of the circumstances set forth in this Section 12.1 (any such notice, a "Termination Condition Existence Notice"). If the Underwriters wish to exercise their termination rights under this Section 12.1, the Underwriters shall notify the Corporation of such termination within 48 hours after providing the Termination Condition Existence Notice, failing which the Underwriters will be deemed to have waived its right to rely on the circumstances set forth in the Termination Condition Existence Notice to terminate this Agreement.

12.2
The Corporation shall make reasonable efforts to give notice to the Underwriters (in writing or by other means) of the occurrence of any of the events referred to in paragraph (a), (b), (c), (d) or (e) of Section 12.1, provided that neither the giving nor the failure to give such notice shall in any way affect the entitlement of the Underwriters to exercise this right at any time through to the Time of Closing.

12.3
The rights of termination contained herein may be exercised by the Underwriters and are in addition to any other rights or remedies the Underwriters may have in respect of any default, act or failure to act or non-compliance by the Corporation in respect of any of the matters contemplated by this Agreement.

12.4
The Underwriters may waive, in whole or in part, or extend the time for compliance with any of such terms and conditions without prejudice to their rights in respect of any other of such terms and conditions or any other or subsequent breach or non-compliance provided that to be binding upon any Underwriter, any such waiver or extension must be in writing and signed by such Underwriter, and notified to the Corporation in the manner set forth in Article 16.

ARTICLE 13
EXPENSES

Whether or not the transaction herein contemplated shall be completed, all expenses of or incidental to the creation, issue, delivery and marketing of the Offering and the Purchased Securities shall be borne by the Corporation, including, without limitation: printing costs, filing fees, costs of the Corporation's legal and accounting advisors in connection with the preparation of the Prospectuses, cost of the certificates and fees of the transfer agent. Notwithstanding the foregoing, the fees and disbursements of legal counsel for the Underwriters and all out of pocket expenses of the Underwriters shall be borne by the Underwriters, except that the Underwriters will be reimbursed by the Corporation for all of these fees, disbursements and expenses, to the extent they are reasonable, if the sale of the Purchased Securities is not completed due to any failure of the Corporation to comply with the terms of this Agreement. The expenses referred to herein shall be payable by the Corporation from time to time immediately upon receiving an invoice therefor.

ARTICLE 14
AUTHORITY OF LEAD UNDERWRITERS

The Lead Underwriters are hereby authorized by each Underwriter to act on its behalf and the Corporation shall be entitled to and shall act on any notice given pursuant to this Agreement or any agreement entered into by or on behalf of the Underwriters by the Lead Underwriters, which represents and warrants that it has irrevocable authority to bind the Underwriters, except in respect of: (a) a notice of termination pursuant to Section 12.1, which notice may be given by any of the Underwriters; (b) any waiver pursuant to Section 12.4, which waiver must be signed by all of the Underwriters; or (c) any matter relating to the indemnity and contribution provisions set forth in Article 11 and Schedule A hereto. The Lead Underwriters shall consult with the other Underwriters concerning any matter in respect of which they act as representatives of the Underwriters.

ARTICLE 15
SEVERAL OBLIGATIONS

15.1
The Underwriters' entitlement to purchase the Purchased Securities at the Closing shall be several and not joint and the Underwriters' respective obligations in this respect shall be in the following percentages of the Purchased Securities:

Scotia Capital Inc.(1)	22.5%
CIBC World Markets Inc.(1)	21.5%
TD Securities Inc.	13.0%
BMO Nesbitt Burns Inc.	10.0%
RBC Dominion Securities Inc.	10.0%
National Bank Financial Inc.	10.0%
Desjardins Securities Inc.	3.0%
Raymond James Ltd.	3.0%
Industrial Alliance Securities Inc.	3.0%
J.P. Morgan Securities Canada Inc.	2.0%
Wells Fargo Securities Canada, Ltd.	2.0%
TOTAL	100.0%

(1) Lead Underwriters

15.2
If one or more of the Underwriters shall fail or refuse to purchase its applicable percentage of the Firm Securities at the Time of Closing, and the number of Firm Securities not purchased is less than or equal to 10% of the aggregate number of Firm Securities agreed to be purchased by the Underwriters pursuant to this Agreement, each of the other Underwriters shall be obligated to purchase severally the Firm Securities not taken up, on a pro rata basis or as they may otherwise agree as between themselves.

If one or more of the Underwriters shall fail or refuse to purchase its applicable percentage of the Optional Securities at the Option Closing Time, and the number of Optional Securities not purchased is less than or equal to 10% of the aggregate number of Optional Securities agreed to be purchased by the Underwriters pursuant to this Agreement, each of the other Underwriters shall be obligated to purchase severally the Purchased Securities not taken up, on a pro rata basis or as they may otherwise agree as between themselves.

15.3
If one or more of the Underwriters shall fail or refuse to purchase its applicable percentage of the Firm Securities at the Time of Closing, and the number of Firm Securities not purchased is greater than 10% of the aggregate number of Firm Securities agreed to be purchased by the Underwriters pursuant to this Agreement, those of the Underwriters who shall be willing and able to purchase their respective percentage of the Firm Securities shall have the right, but not the obligation, to purchase severally the Firm Securities not taken up, on a pro rata basis or as they may otherwise agree as between themselves. In the event that such right is not exercised, the Underwriter or Underwriters which are willing and able to purchase its or their respective percentage of the Firm Securities shall be relieved, without liability, of its or their obligations to purchase its or their respective percentage of the Firm Securities, on submission to the Corporation of reasonable evidence of its ability and willingness to fulfil its obligations under this Agreement at the Time of Closing.

If one or more of the Underwriters shall fail or refuse to purchase its applicable percentage of the Optional Securities at the Option Closing Time, and the number of Optional Securities not purchased is greater than 10% of the aggregate number of Optional Securities agreed to be purchased by the Underwriters pursuant to this Agreement, those of the Underwriters who shall be willing and able to purchase their respective percentage of the Optional Securities shall have the right, but not the obligation, to purchase severally the Firm Securities not taken up, on a pro rata basis or as they may otherwise agree as between themselves. In the event that such right is not exercised, the Underwriter or Underwriters which are willing and able to purchase its or their respective percentage of the Optional Securities shall be relieved, without liability, of its or their obligations to purchase its or their respective percentage of the Optional Securities, on submission to the Corporation of reasonable evidence of its ability and willingness to fulfil its obligations under this Agreement at the Option Closing Time.

Nothing in this Article 15 shall oblige the Corporation to sell to any or all of the Underwriters less than all of the aggregate amount of Purchased Securities or shall relieve any of the Underwriters in default hereunder from liability to the Corporation. After the Underwriters have made reasonable efforts to sell all the Purchased Securities at the offering price, the Underwriters may sell the Purchased Securities to the public at prices below the offering price.

ARTICLE 16
NOTICE

Any notice or other communication to be given hereunder shall be addressed and sent as follows:

(a)	If to the Corporation, addressed and sent to:

Algonquin Power & Utilities Corp.
354 Davis Road
Oakville, Ontario L6J 2X1

Attention:         Ms. Jennifer Tindale
Telecopy:          (905) 465-6123
Email:               jennifer.tindale@APUCorp.com

with a copy to (which shall not constitute notice):

Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, New York 10166-0193

Attention:         Mr. John T. Gaffney
Telecopy:          (212) 351-2626
Email:               jgaffney@gibsondunn.com

and with a copy (which shall not constitute notice) to:

Blake, Cassels & Graydon LLP
Suite 4000
Commerce Court West
Toronto, Ontario M5L 1A9

Attention:         Mr. John Wilkin
Telecopy:          (416) 863-2785
Email:               john.wilkin@blakes.com

(b)	If to the Underwriters to:

Scotia Capital Inc.
40 King Street West, 62nd Floor
Toronto, Ontario M5W 2X6

Attention:          Thomas I. Kurfurst
Telecopy:           (416) 863-7117
Email:                thomas.kurfurst@scotiabank.com

and to:

CIBC World Markets Inc.
Brookfield Place
161 Bay Street, 6th Floor
Toronto, Ontario
M5J 2S8

Attention:         James Brooks
Email:              james.brooks@cibc.com

with a copy to (which shall not constitute notice):

Bennett Jones LLP
Suite 3400
One First Canadian Place
Toronto, ON M5X 1A4

Attention:          Mr. Norman F. Findlay
Telecopy:          (416) 863-1716
Email:               findlayn@bennettjones.com

or to such other address or fax number as any of the parties may designate by notice given to the others. Any such notice or other communication shall be in writing, and unless delivered personally to a responsible officer of the addressee, shall be given by courier service or telecopy or email, and shall be deemed to have been received, if given by telecopy or email, on the date of sending if during normal business hours on a Business Day and if not on the next Business Day and, if given by courier service, on the next Business Day following the sending thereof.

ARTICLE 17
SURVIVAL OF WARRANTIES, REPRESENTATIONS, COVENANTS AND AGREEMENTS

All warranties, representations, covenants and agreements of the Corporation and the Underwriters contained herein or delivered pursuant hereto shall survive the purchase by the Underwriters of the Purchased Securities from the Corporation and shall continue in full force and effect for a period of three years notwithstanding any subsequent disposition by such Underwriters of the Purchased Securities and the Underwriters shall be entitled to rely on the representations and warranties of the Corporation contained herein or delivered pursuant hereto notwithstanding any investigations which the Underwriters may undertake.

ARTICLE 18
ACCEPTANCE

18.1
If this Agreement accurately reflects the terms of the transaction which we are to enter into and if such terms are agreed to by the Corporation, please communicate acceptance by executing where indicated below and returning a signed copy of this Agreement to the Lead Underwriters.

18.2
All of the terms and conditions contained in this Agreement to be satisfied by the Corporation on the one hand and the Underwriters on the other hand, prior to the Time of Closing will be construed as conditions, and any breach or failure by a party to comply with any of such terms and conditions will entitle the other parties to terminate their obligations hereunder by written notice to that effect given prior to the Time of Closing. It is understood and agreed that any party may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to such party's rights in respect of any such terms and conditions or any other or subsequent breach or non-compliance; provided, however, that to be binding, any such waiver or extension must be in writing and signed by such party. If a party elects to terminate its obligations hereunder, the obligations of the other parties hereunder will be limited to the indemnity referred to in Article 10 hereof and the payment of expenses referred to in Article 13 hereof.

ARTICLE 19
NO ADVISORY OR FIDUCIARY RELATIONSHIP

19.1
The Corporation hereby acknowledges that (a) the purchase and sale of the Purchased Securities pursuant to this Agreement is an arm's-length commercial transaction between the Corporation, on the one hand, and each of the Underwriters and any affiliate through which it may be acting, on the other; (b) each of the Underwriters is acting as principal and not as an agent or fiduciary of the Corporation; and (c) the Corporation's engagement of each of the Underwriters in connection with the Offering and the process leading up to the Offering is as independent contractors and not in any other capacity. Furthermore, the Corporation agrees that it is solely responsible for making its own judgments in connection with the Offering (irrespective of whether any of the Underwriters has advised or is currently advising the Corporation on related or other matters). The Corporation agrees that it will not claim that the Underwriters have rendered advisory services of any nature or respect, or owes an agency, fiduciary or similar duty to the Corporation, in connection with such transaction or the process leading thereto.

19.2
Each of Scotia, CIBC, National Bank Financial Inc. and J.P. Morgan Securities Canada Inc. or an affiliate thereof, may own or control an equity interest in TMX Group Limited ("TMX Group") and may have a nominee director serving on the TMX Group's board of directors. As such, each of such investment dealer may be considered to have an economic interest in the listing of securities on any exchange owned or operated by TMX Group, including the Exchange, the TSX Venture Exchange and the Alpha Exchange. No person or company is required to obtain products or services from TMX Group or its affiliate as a condition of any such dealer supplying or continuing to supply a product or service.

ARTICLE 20
GENERAL

20.1
If any provision of this Agreement is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement and such void or unenforceable provision shall be severable from this Agreement.

20.2
This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable herein and the parties hereby agree to submit to the jurisdiction of the Courts of Ontario in connection with any disputes arising hereunder.

20.3	Time shall be of the essence of this Agreement.

20.4
This Agreement constitutes the entire agreement between the parties hereto pertaining to the subject matter hereof and supersedes all prior and contemporaneous agreements, including, for greater certainty, the letter agreement dated July 8, 2020 between the Corporation and Scotia on behalf of the Underwriters, and all understandings and discussions, whether oral or written, of the parties in connection with the subject matter hereof and there are no warranties, representations or other agreements between the parties in connection with the subject matter hereof except specifically set forth herein.

20.5
This Agreement may be executed in any number of counterparts, and may be delivered originally, by facsimile, or by e-mail in portable document format ("pdf") and each such original, facsimile copy, or pdf copy, when so executed and delivered shall be deemed to be an original and all of which taken together shall constitute one and the same instrument. The execution of this Agreement will not become effective until counterparts hereof or thereof, as the case may be, have been executed by all the parties hereto or thereto, and executed copies delivered to each party who is a party hereto or thereto.

[remainder of page intentionally left blank]

Yours very truly,

SCOTIA CAPITAL INC.

By:	/s/ Thomas I. Kurfurst
Name: Thomas I. Kurfurst Title: Managing Director

CIBC WORLD MARKETS INC.

By:	/s/ James Brooks
Name: James Brooks Title: Managing Director

TD SECURITIES INC.

By:	/s/ John Kroeker
Name: John Kroeker Title: Managing Director

BMO NESBITT BURNS INC.

By:	/s/ Greg Petit
Name: Greg Petit Title: Managing Director

RBC DOMINION SECURITIES INC.

By:	/s/ Kyle Walker
Name: Kyle Walker Title: Managing Director

[Signature page to the Underwriting Agreement]

NATIONAL BANK FINANCIAL INC.

By:	/s/ Iain Watson
Name: Iain Watson Title: Managing Director

DESJARDINS SECURITIES INC.

By:	/s/ Andrew Kennedy
Name: Andrew Kennedy Title: Managing Director, Investment Banking

RAYMOND JAMES LTD.

By:	/s/ James A. Tower
Name: James A. Tower Title: Managing Director

INDUSTRIAL ALLIANCE SECURITIES INC.

By:	/s/ David Beatty
Name: David Beatty Title: Managing Director, Investment Banking

J.P. MORGAN SECURITIES CANADA INC.

By:	/s/ David Rawlings
Name: David Rawlings Title: Managing Director

[Signature page to the Underwriting Agreement]

WELLS FARGO SECURITIES CANADA LTD.

By:	/s/ Chase Robinson
Name: Chase Robinson Title: Director

[Signature page to the Underwriting Agreement]

The foregoing accurately reflects the terms of the transaction which we are to enter into and such terms are agreed to.

DATED as of the 10th day of July, 2020.

ALGONQUIN POWER & UTILITIES CORP.

By:	/s/ Christopher Jarratt

By:	/s/ Arun Banskota

[Signature page to the Underwriting Agreement]

SCHEDULE A

INDEMNIFICATION

1.	Indemnity

(a)	Indemnity

Algonquin Power & Utilities Corp. hereby agrees to indemnify and hold harmless Scotia Capital Inc., CIBC World Markets Inc., TD Securities Inc., BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., National Bank Financial Inc., Desjardins Securities Inc., Raymond James Ltd., Industrial Alliance Securities Inc., J.P. Morgan Securities Canada Inc. and Wells Fargo Securities Canada, Ltd. (hereinafter referred to as the "Underwriters") and each of their respective directors, officers, employees, affiliates and agents and each person, if any, who controls any Underwriter within the meaning of section 15 of the 1933 Act, as amended, or section 20 of the 1934 Act and the successors and assigns of the foregoing persons (collectively, the "Indemnified Parties" or individually, the "Indemnified Party") from and against all liabilities, claims, losses (other than loss of profits), reasonable costs, damages and reasonable expenses (including, without limitation any legal fees or other expenses reasonably incurred by the Underwriters in connection with defending or investigating any such action or claim and securityholder or derivative actions, arbitration, proceedings or otherwise) (a "Claim") in any way caused by, or arising directly or indirectly from, or in consequence of:

(i)
any information or statement (except any statement relating solely to such Underwriter or Underwriters which has been provided in writing to the Corporation by or on behalf of such Underwriter or Underwriters through the Lead Underwriters specifically for inclusion therein) contained in the Agreement, the Prospectuses, any Supplementary Material, including the documents incorporated by reference, the Issuer Free Writing Prospectus or any Prospectus Amendments (as such terms are defined in the Agreement) thereto, supplements or in any certificate of the Corporation delivered pursuant to the Agreement which, at the time and in the light of the circumstances under which it was made, contains or is alleged to contain a misrepresentation or untrue statement of a material fact;

(ii)
any omission or alleged omission to state in the Prospectuses, any Supplementary Material, including the documents incorporated by reference, or any Prospectus Amendments thereto, supplements or in any certificate of the Corporation delivered pursuant to the Agreement, any material fact (except any fact relating solely to such Underwriter or Underwriters which has been provided in writing to the Corporation by or on behalf of such Underwriter or Underwriters through the Lead Underwriters specifically for inclusion therein) regarding the Corporation and its operations and affairs that is necessary to make any statement therein not misleading in light of the circumstances in which it was made;

(iii)
any order made or enquiry, investigation or proceedings commenced or threatened by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or alleged omission or any misrepresentation or alleged misrepresentation (except a statement or omission or alleged statement or omission regarding facts relating solely to any such Underwriter or Underwriters through the Lead Underwriters which has been provided in writing to the Corporation specifically for inclusion therein) in the Prospectuses, any Supplementary Material including any documents incorporated by reference, the Issuer Free Writing Prospectus or any Prospectus Amendments or supplements thereto or based upon any failure to comply with the Applicable Securities Laws (as such term is defined in the Agreement) (other than any failure or alleged failure to comply by any such Underwriter or Underwriters), preventing or restricting the trading in or the sale or distribution of the Purchased Securities;

(iv)
the non-compliance or alleged noncompliance by the Corporation with any of the Applicable Securities Laws, including, in the case of the Corporation, the Corporation's non-compliance with any statutory requirement to make any document available for inspection; or

(v)	any breach by the Corporation of its material representations, warranties, covenants or obligations to be complied with under the Agreement.

This indemnity shall cease to be available to an Indemnified Party if: (i) a court of competent jurisdiction in a final judgment in which such Indemnified Party is named as a party determines that the Claim in respect of which indemnification is sought is a result of or arises out of the gross negligence or willful misconduct of such Underwriter or Underwriters (provided that, for greater certainty, the Corporation and any such Underwriter or Underwriters agree that they do not intend that any failure by such Underwriter or Underwriters to conduct such reasonable investigation as necessary to provide any Underwriters or Underwriters with reasonable grounds for believing the Prospectuses, any Supplementary Material, including any documents incorporated by reference, the Issuer Free Writing Prospectus or any Prospectus Amendments or supplements thereto, contained no misrepresentation shall constitute "gross negligence" or "willful misconduct" for purposes of this Section 1 or otherwise disentitle the Underwriters from indemnification hereunder); or (ii) a copy of the Prospectuses (as then amended or supplemented, if the Corporation shall have furnished any amendments or supplements thereto) was not sent or given by or on behalf of the Underwriters to a person asserting any such losses, claims, damages or liabilities, but only (x) if required by law so to have been delivered by the Underwriters to such person, at or prior to the written confirmation of the sale of the Purchased Securities to such person, and (y) if the Prospectuses (as so amended or supplemented) delivered by the Underwriters a reasonable amount of time in advance of such confirmation would have cured the defect giving rise to such losses, claims, damages or liabilities. In such event, such Underwriter or Underwriters shall reimburse any funds advanced by the Corporation to such Underwriter or Underwriters pursuant to the indemnification contained in this Schedule A in respect of such Claim and thereafter this indemnity shall cease to apply to such Underwriter or Underwriters in respect of such Claim.

(b)	Notification of Claims

If any Claim is asserted against any Indemnified Party, such Indemnified Party will notify the Corporation as soon as possible of the nature of such Claim (but the omission so to notify the Corporation of any potential Claim shall not relieve the Corporation from any liability which it may have to any Indemnified Party and any omission so to notify the Corporation of any actual Claim shall affect the Corporation's liability only to the extent that it is prejudiced as a proximate result of that failure). Subject to subsection 1(d), the Corporation shall be entitled to participate in and, to the extent that it shall wish, to assume the defense of any suit brought to enforce such Claim; provided, however, that the defense shall be conducted through legal counsel acceptable to such Indemnified Party, acting reasonably, that no settlement of any such Claim or admission of liability may be made by the Corporation or such Indemnified Party without the prior written consent of the other parties, acting reasonably, and the Corporation shall not be liable for any settlement of any such Claim unless it has consented in writing to such settlement. The Corporation shall not settle any Claim, or compromise a consent to any judgment unless such settlement, compromise or judgment (i) includes an unconditional release of such Indemnified Party from all liability arising out of such action or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act, by or on behalf of such Indemnified Party.

(c)	Right of Indemnity in Favour of Others

With respect to any Indemnified Party who is not a party to the Agreement, the Indemnified Parties who are party to the Agreement shall obtain and hold the rights and benefits of this Section in trust for and on behalf of such Indemnified Party.

(d)	Retaining Counsel

In any Claim, the Indemnified Party shall have the right to retain other counsel to act on its behalf, provided that the reasonable fees and disbursements of such counsel shall be paid by such Indemnified Party unless (i) the Corporation fails to assume the defense of such suit on behalf of such Indemnified Party within 10 days of receiving written notice of such suit; (ii) the Corporation and such Indemnified Party shall have mutually agreed to the retention of the other counsel; or (iii) the named parties to any such Claim (including any added third or impleaded party) include such Indemnified Party and the Corporation and such Indemnified Party shall have been advised by counsel that the representation of all parties by the same counsel would be inappropriate due to the actual or potential differing interests between them, including the potential availability of one or more legal defenses to such Indemnified Party which are different from or in addition to those available to the other parties or the potential for a conflict to exist between the Corporation and such Indemnified Party. In no event shall the Corporation be liable to pay the fees and disbursements of more than one firm of separate counsel for all Indemnified Parties and, in addition, one firm of local counsel in each applicable jurisdiction.

2.	Contribution

(a)	Contribution by the Corporation

In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in Section 1 of this Schedule A is unavailable, in whole or in part, for any reason to an Indemnified Party in respect of any Claim, the Corporation (the "Indemnifier") and the applicable Underwriter or Underwriters shall contribute to the amount paid or payable (or, if such indemnity is unavailable only in respect of a portion of the amount so paid or payable, such portion of the amount so paid or payable) by the Corporation as a result of such Claim in such proportion as is appropriate to reflect the relative benefits received by the Corporation on the one hand and the applicable Underwriter or Underwriters on the other hand from the offering of the Purchased Securities; or if this allocation is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to above but also the relative fault of the Corporation on the one hand and the applicable Underwriter or Underwriters on the other hand in connection with the information, statement, omission, misrepresentation, order, inquiry, investigation or other matter or thing referred to in Section 1 of this Schedule A which resulted in such Claim, as well as any other relevant equitable considerations.

The relative benefits received by the Corporation on the one hand and the applicable Underwriter or Underwriters on the other hand shall be deemed to be in the same proportion as the total proceeds (net of the fee payable to the applicable Underwriter or Underwriters but before deducting any expenses (to the extent that such expenses are payable by the Corporation pursuant to Section 3 of this Schedule A)) received by the Corporation from the issue and sale of the Purchased Securities bears to the fee received by the applicable Underwriter or Underwriters, in each case, as set out in the table on the face page of the Prospectuses. The relative fault of the Corporation on the one hand and of the applicable Underwriter or Underwriters on the other shall be determined by reference to, among other things, whether the information, statement, omission, misrepresentation, order, inquiry, investigation or other matter or thing referred to in Section 1 of this Schedule A which resulted in such Claim relates to information supplied by or steps or actions taken or done by or on behalf of the Corporation or to information supplied by or steps or actions taken or done by or on behalf of the applicable Underwriter or Underwriters and the relative intent, knowledge, access to information and opportunity to correct or prevent such statement, omission, misrepresentation, order, inquiry, investigation or other matter or thing referred to in Section 1 of this Schedule A. The amount paid or payable by an Indemnified Party as a result of the Claim referred to above shall include any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such Claim, whether or not resulting in any such action, suit, proceeding or claim. The Corporation and the applicable Underwriter or Underwriters agree that it would not be just and equitable if contribution pursuant to this Section 2 were determined by any method of allocation which does not take into account the equitable considerations referred to immediately above.

A person who is engaged in any fraud, fraudulent misrepresentation or gross negligence shall not, to the extent that a court of competent jurisdiction in a final judgment determines that the Claim was caused by that activity, be entitled to claim contribution therefor from any person who has not also been determined by a court of competent jurisdiction in a final judgment to have engaged in that fraud, fraudulent misrepresentation or gross negligence.

(b)	Right of Contribution in Addition to Other Rights

The rights to contribution provided in this Section 2 shall be in addition to and not in derogation of any other right to contribution which the applicable Underwriter or Underwriters may have by statute or otherwise at law.

(c)	Calculation of Contribution

In the event that a court of competent jurisdiction in a final judgment determines that an Indemnifier is entitled to contribution from the applicable Underwriter or Underwriters under the provisions of any statute or at law, the Indemnifier shall be limited to contribution in an amount not exceeding the lesser of:

(i)
the portion of the full amount of the loss or liability giving rise to such contribution for which the applicable Underwriter or Underwriters are responsible, as determined in subsection 2(a) of this Schedule A, and

(ii)
the amount of the fee actually received by the applicable Underwriter or Underwriters from the Corporation under the Agreement, provided that no Underwriter shall be required to contribute any amount in excess of the fee received by such Underwriter in connection with the Purchased Securities sold by it.

(d)	Notice of Claim for Contribution

Notification to the Corporation of a Claim pursuant to subsection 1(b) of this Schedule A shall be deemed to also constitute notice to the Corporation that a claim for contribution by the applicable Underwriter or Underwriters may arise and omission to so notify shall have similar effect.

(e)	Right of Contribution in Favour of Others

The Corporation hereby acknowledges and agrees that, with respect to paragraphs 1 and 2 of this Schedule A, each of the Underwriters are contracting on their own behalf and as agents for their affiliates, subsidiaries, directors, officers, employees, agents and control persons (collectively, the "Beneficiaries"). In this regard the applicable Underwriter or Underwriters shall act as trustees for the Beneficiaries of the Corporation's covenants under paragraphs 1 and 2 of this Schedule A with respect to the Beneficiaries and accept these trusts and shall hold and enforce the covenants on behalf of the Beneficiaries.

3.	Severability

If any provision of Section 1 or 2 of this Schedule A is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of the Agreement and such void or unenforceable provision shall be severable from the Agreement.

SCHEDULE B

OPINION MATTERS

1.
The Corporation is a corporation incorporated and existing under the Canada Business Corporations Act and has all requisite corporate power and capacity to conduct its business as described in the Disclosure Documents.

2.	Liberty Utilities (Canada) Corp. is a corporation incorporated and existing under the Canada Business Corporations Act and has all requisite corporate power and capacity to conduct its business.

3.
Liberty Utilities (Canada) GP Inc. is a corporation incorporated and existing under the Business Corporations Act (Ontario) and has all requisite corporate power and capacity to conduct its business, including to act as the general partner of Liberty Utilities (Canada) LP ("Liberty Canada LP"), and to own, lease and operate its properties and assets.

4.
Liberty Canada LP is a limited partnership duly formed and existing under the laws of the Province of Ontario pursuant to a limited partnership agreement dated August 22, 2018 (the "Limited Partnership Agreement") and has the full right, power and authority to carry on its business, and to own, lease and operate its property and assets in accordance with the Limited Partnership Agreement.

5.	Each of Algonquin Power Co., Algonquin Power Trust and Algonquin Power Operating Trust, respectively:

(a)	is a trust duly formed, organized and validly existing under its governing jurisdiction;

(b)	has made all registrations or filings required by applicable laws to create or maintain its status as a trust; and

(c)	has the full power and capacity to carry on its business.

6.
All necessary corporate action has been taken by the Corporation to authorize (i) the execution and delivery of the Canadian Prospectus and the filling of the Canadian Base Prospectus and the Canadian Prospectus Supplement with the Securities Commissions, and (ii) the filing of the U.S. Base Prospectus and U.S. Prospectus Supplement with the SEC and the delivery of the U.S. Prospectus.

7.
The Corporation has the corporate power to enter into and deliver this Agreement and to perform its obligations hereunder and to carry out the transactions contemplated hereby, and this Agreement has been duly authorized, executed and, to the extent delivery is a matter governed by applicable law in the Province of Ontario, delivered by the Corporation.

8.
The execution and delivery by the Corporation of, and the performance by the Corporation of its obligations under this Agreement and the issuance of the Purchased Securities in accordance with the provisions of this Agreement, do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with and do not and will not contravene: (i) any provisions of the articles, by-laws or resolutions of the shareholders or directors (or any committee thereof) of the Corporation, (ii) applicable law in the Province of Ontario applicable to the Offering, or (iii) any of the agreements or instruments described in Exhibit I hereto.

B-2
9.	The authorized capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of preferred shares issuable in series.

10.	The attributes and characteristics of the Purchased Securities conform in all material respects with descriptions thereof in the Disclosure Documents.

11.
The Purchased Securities have been duly authorized and reserved for issuance and, upon payment of the Purchase Price therefor, will be validly issued and outstanding as fully paid and non-assessable Common Shares in the capital of the Corporation.

12.
No consent, approval, authorization, filing with or order of any court or governmental agency or body is required in connection with the issuance and sale of the Purchased Securities, other than (i) as required under Canadian Securities Laws, and (ii) the approval of the Exchange to the listing of the Purchased Securities;

13.
the Exchange has conditionally approved the listing and posting for trading of the Purchased Securities at the opening of trading on the Closing Date, subject to compliance with the conditions outlined in the conditional approval letter of the Exchange;

14.	AST Trust Company (Canada) has been duly appointed as transfer agent and registrar for the Common Shares;

15.
Each of the Canadian Base Prospectus and the Canadian Prospectus Supplement (other than the financial statements, financial schedules and other financial or statistical data included in the Canadian Base Prospectus and the Canadian Prospectus Supplement, as to which we express no opinion) appears on its face, in respect of the Canadian Base Prospectus, at the time the Final Receipt was issued therefor and, in respect of the Canadian Prospectus Supplement, at the time it was filed, to have complied as to form in all material respects with the requirements of Canadian Securities Laws.

16.
All necessary documents have been filed, all requisite proceedings have been taken and all other legal requirements have been fulfilled by the Corporation as required under the laws of each of the Canadian Qualifying Jurisdictions to qualify the distribution of the Purchased Securities to the public in each of the Canadian Qualifying Jurisdictions through dealers duly registered under applicable legislation and who have complied with the relevant provisions of such applicable legislation;

17.
As of the date hereof, the statements under the caption "Enforcement of Certain Civil Liabilities" in the Disclosure Documents, insofar as such statements constitute summaries of legal matters, legal proceedings, laws or regulations (or the interpretation or administration of laws or regulations by any relevant government authorities), are accurate in all material respects.

18.
As of the date hereof, the statements under the caption "Certain Canadian Federal Income Tax Considerations" in the Disclosure Documents are an accurate summary of the principal Canadian federal income tax considerations generally applicable to a holder who acquires Purchased Securities as beneficial owner pursuant to the Offering, subject to the assumptions, limitations, conditions, qualifications and restrictions set out therein.

B-3
19.
Provided that, as of the date hereof, the Corporation is a "public corporation" for purposes of the Tax Act or the Purchased Securities are listed on a "designated stock exchange" for purposes of the Tax Act (which currently includes the Exchange and the NYSE), the Purchased Securities, if issued on such date, would be on such date qualified investments under the Tax Act for a trust governed by a registered retirement savings plan, registered retirement income fund, registered disability savings plan, tax-free savings account, registered education savings plan or deferred profit sharing plan.

In connection with such opinions, counsel to the Corporation may rely on or arrange delivery of the opinions of local counsel acceptable to counsel to the Underwriters, Bennett Jones LLP, acting reasonably, as to the qualification for distribution of the Purchased Securities and as to other matters governed by the laws of jurisdictions other than the Province of Ontario in which they are qualified to practice and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of officers of the Corporation and others.

EXHIBIT I

1.
Trust indenture between Algonquin Power Co. and BNY Trust Company of Canada dated July 25, 2011 providing for the issuance of senior unsecured debentures, as supplemented from time to time, including by the Fifth Supplemental Trust Indenture dated January 29, 2019 providing for the issuance of $300,000,000 4.60% senior unsecured debentures due January 29, 2029.

2.
Trust indenture dated as of March 1, 2016, between Algonquin Power & Utilities Corp. and CST Trust Company, as trustee, providing for the creation and issuance of up to $1,150,000,000 principal amount of debentures in connection with the $1.15 billion aggregate principal amount of 5.00% convertible unsecured subordinated debenture offering, as supplemented by a supplemental trust indenture dated January 31, 2017.